NO ACT

PE
1-5-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





11005918

March 1, 2011

Gregory K. Palm
Executive Vice President
General Counsel
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282-2198

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-01-2011

Re: The Goldman Sachs Group, Inc.
Incoming letter dated January 5, 2011

Dear Mr. Palm:

This is in response to your letter dated January 5, 2011 concerning the shareholder proposal submitted to Goldman Sachs by National Legal and Policy Center. We also have received a letter from the proponent dated January 20, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Peter Flaherty
President
National Legal and Policy Center
107 Park Washington Court
Falls Church, VA 22046

March 1, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Goldman Sachs Group, Inc.
Incoming letter dated January 5, 2011

The proposal requests that the board prepare a global warming report.

We are unable to concur in your view that Goldman Sachs may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on the significant policy issue of global warming. Accordingly, we do not believe that Goldman Sachs may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

There appears to be some basis for your view that Goldman Sachs may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that, according to your representation, will be included in Goldman Sachs' 2011 proxy materials. Accordingly, assuming that the previously submitted proposal is included in the company's proxy materials, we will not recommend enforcement action to the Commission if Goldman Sachs omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

We are unable to concur in your view that Goldman Sachs may exclude the proposal under rule 14a-8(i)(12). In our view, the proposal does not deal with substantially the same subject matter as the proposal included in the company's 2008 proxy materials. Accordingly, we do not believe that Goldman Sachs may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(12).

Sincerely,

Rose A. Zukin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

National Legal and
Policy Center



"promoting ethics in public life"

January 20, 2011

VIA EMAIL: shareholderproposals@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549

Re: Shareowner Proposal of the National Legal and Policy Center to Goldman Sachs under Exchange Act Rule 14a-8

Dear Ladies and Gentlemen:

This letter is submitted on behalf of the National Legal and Policy Center ("NLPC") in response to a January 5, 2011 request from Goldman Sachs to the Division of Corporation Finance ("Staff") for a no-action letter concerning the above-captioned shareowner proposal.

NLPC cites the following rebuttals to the reasons cited by Goldman Sachs' request for a no-action letter:

A. The Proposal does not relate to ordinary business operations.

The Proposal titled "Global Warming Science Report" is identical to the Proposal sponsored by NLPC last year that received 3.5% of the vote. It deals with important and controversial public policy issues. As the Supporting Statement to the Proposal notes, Goldman Sachs relies on the scientific findings related to global warming of the Intergovernmental Panel on Climate Change (IPCC) of the United Nations. As the Supporting Statement further notes, trading carbon credits, in the form of the so-called Cap and Trade legislation, was a compelling and high profile political issue during the 2010 Congressional elections.

107 Park Washington Court • Falls Church, VA • 22046
703-237-1970 • fax 703-237-2090 • www.nlpc.org

B. The Proposal does not relate to substantially the same subject matter as two prior proposals.

The Proposal relates to substantially the same subject matter as our 2010 Proposal titled "Global Warming Science Report." Indeed, it is identical. It does not relate, however, to substantially the same subject matter as a 2008 Proposal titled "Sustainability Report," submitted by another Proponent.

The 2008 Proposal does not contain the phrases "global warming" or "climate change," much less request a report on the science on which Goldman Sachs' global warming policy is based. The Supporting Statement to the 2008 Proposal deals exclusively with Goldman Sachs' donation of 680,000 acres of land in Chile to a nonprofit group, and the lost opportunity to conduct sustainable forestry operations there.

C. The Proposal does not substantially duplicate another shareholder proposal, which was previously submitted to the Company.

As already twice indicated, the Proposal is identical to our 2010 Proposal. The "Climate Change Risk Proposal" submitted by another Proponent appears to have been prompted by the issuance of interpretive guidance provided by the SEC on January 27, 2010, which took place after our 2010 Proposal had been submitted to Goldman Sachs.

The two Proposals do not substantially duplicate each other. Whereas we ask for a report on the science on which Goldman Sachs bases its policies, the other Proposal asks for disclosure of business risks associated with climate change.

Conclusion

Based upon the forgoing analysis, we respectfully request that the Staff reject Goldman Sach's request for a "no-action" letter concerning the Proposal. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and Goldman Sachs and its representatives concerning the Proposal.

A copy of this correspondence has been timely provided to Goldman Sachs and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from Goldman Sachs or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have been timely provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or Goldman Sachs' no-action request, please do not hesitate to call me at 703-237-1970.

Sincerely,



Peter Flaherty
President

cc: Gregory K. Palm, General Counsel, Goldman Sachs

The Goldman Sachs Group, Inc. | 200 West Street | New York, New York 10282-2198
Tel: 212-902-4762 | Fax: 646-446-0330

Gregory K. Palm
Executive Vice President
General Counsel

Goldman
Sachs

January 5, 2011

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc. – Request to Omit Shareholder Proposal of the National Legal and Policy Center

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2011 Annual Meeting of Shareholders (together, the "2011 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from the National Legal and Policy Center (the "Proponent"). The full text of the Proposal and all other correspondence with the Proponent are attached as Exhibit A.

The Company believes it may properly omit the Proposal from the 2011 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2011 Proxy Materials.

This letter, including the exhibits hereto, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the

Proponent as notification of the Company's intention to omit the Proposal from the 2011 Proxy Materials.

I. The Proposal

The resolution included in the Proposal reads as follows:

"Resolved: The shareholders request that the Board of Directors prepare by October 2011, at reasonable expense and omitting proprietary information, a global warming report. The report may discuss:

1. *Specific scientific data and studies relied on to formulate Goldman Sachs' original climate policy in 2005, as well as data and studies relied on since that time.*
2. *Extent to which Goldman Sachs now believes human activity will significantly alter global climate.*
3. *Estimate of costs and benefits to Goldman Sachs of its climate policy."*

The supporting statement included in the Proposal is set forth in Exhibit A.

II. Reasons for Omission

We believe that the Proposal may properly be excluded from the 2011 Proxy Materials pursuant to (A) Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations (i.e., disclosure of the costs and benefits to the Company of its climate policy), (B) Rule 14a-8(i)(12)(ii) because the Proposal deals with substantially the same subject matter as prior proposals that were included in the Company's 2008 and 2010 proxy statements, and which did not receive the support necessary for resubmission and (C) Rule 14a-8(i)(11) because it substantially duplicates another shareholder proposal, which was previously submitted to the Company.

A. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations (i.e., disclosure of the costs and benefits to the Company of its climate policy).

The Proposal is properly excludable pursuant to Rule 14a-8(i)(7) because the Proposal pertains to matters of the Company's ordinary business operations – namely, disclosure of the costs and benefits to the Company of its climate policy. Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 40018, Amendments to Rules on Shareholder Proposals,* [1998 Transfer Binder] *Fed. Sec. L. Rep. (CCH) ¶ 86,018, at*

80,539 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 86,017–18 (footnote omitted).

Prior to the issuance of Staff Legal Bulletin No. 14E (Oct. 27, 2009), the Staff had established that proposals that seek an assessment of the potential risks or liabilities faced by a company as a result of developments related to climate change or the environment are excludable "under Rule 14a-8(i)(7) as relating to [the company's] ordinary business operations (i.e., evaluation of risk)." *See e.g., Assurant, Inc.* (Mar. 17, 2009) (proposal requesting that the board prepare a report concerning the company's plans to address climate change excludable under Rule 14a-8(i)(7)). In Staff Legal Bulletin No. 14E, the Staff stated that going forward, with respect to proposals that request risk-related reports, it will look to the subject matter of the report to determine "whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company." We believe that under this standard, the Proposal, which requests, among other things, a report on the *costs and benefits* to the Company of its climate policy, and not a report on the environmental impact of the Company's operations, should clearly be excludable.

Following the issuance of Staff Legal Bulletin No. 14E, the Staff's basis for not permitting exclusion of an environment-related risk proposal has been that the particular proposal "focuses primarily on the environmental impacts of [the company's] operations." *See, e.g., Chesapeake Energy Corp.* (Apr. 13, 2010); *Ultra Petroleum Corp.* (Mar. 26, 2010); *EOG Resources, Inc.* (Feb. 3, 2010); *Cabot Oil & Gas Corp.* (Jan. 28, 2010); *PPG Industries, Inc.* (Jan. 15, 2010). Conversely, the Staff has permitted exclusion of an environment-related proposal where "the proposal addresses matters beyond the environmental impact of [the company's] decisions." *See JPMorgan Chase & Co.* (Mar. 12, 2010); *Bank of America Corp.* (Feb. 24, 2010). In this case, the Proposal principally focuses on the disclosure of the business impact of the Company's climate policy on the Company.

This analysis is consistent with the test set forth in Staff Legal Bulletin No. 14E because the subject matter of the disclosure requested, the costs and benefits to the Company resulting from the Company's climate policy, does not transcend "the day-to-day business matters of the company." Producing the desired report would entail a detailed analysis of the day-to-day operations of the Company to determine how its ordinary business operations, client base and revenue sources could be impacted by the Company's climate policy. The underlying subject matter of the requested report is simply not a significant policy issue. The Proposal focuses on the type of scientific data the Company relies on in formulating its climate policy and the resulting business impact on the Company. The supporting statement to the Proposal makes clear that the goal of the Proposal is for the Company to revisit its climate policy in terms of its impact on the Company's business, not in terms of an impact on the environment or any other significant policy issue.

We believe that the Staff's analysis in *SunTrust Banks, Inc.* (Jan. 13, 2010) is illustrative in this regard. In *SunTrust Banks*, the Staff denied exclusion of an environment-related proposal requesting that the board prepare a "sustainability report describing strategies to address the environmental and social impacts *of* the company's business, including strategies to address climate change." (emphasis added). In reaching its decision, the Staff noted that the proposal focused primarily on climate change and sustainability and that the Staff was "unable to agree with [the company's] assertion that the proposal focuses on business and competitive issues." In the Company's case, however, the Proposal focuses primarily on business issues. The requested report is specifically relating to the "costs and benefits", i.e., business risks *to* the Company and does not relate to the environmental impact *of* the Company's business. Further, the supporting statement makes clear that the Proposal is not concerned with matters of social policy, but rather the day-to-day operations of the Company. For example, the supporting statement speculates that the Company's "commitment to global warming is based on the hope that Cap & Trade legislation would provide an opportunity for [it] to own and/or operate exchanges on which carbon credits could be traded."

We note in particular that the supporting statement included in the Proposal focuses on the impact on the Company's business of legislation and regulation relating to climate change — specifically, cap-and-trade legislation. The Staff has consistently allowed companies to exclude proposals under Rule 14a-8(i)(7) where the proposals addressed the impact of particular legal or regulatory developments. *See, e.g., Yahoo!* (Apr. 5, 2007) (proposal relating to the effect of government regulation of the internet excludable under Rule 14a-8(i)(7)); *General Electric Co.* (Jan. 30, 2007) (proposal that the Staff describes as relating to "evaluating the impact of government regulation on the company" excludable under Rule 14a-8(i)(7)).

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from the 2011 Proxy Materials on the basis that it relates to the Company's ordinary business operations.

B. The Proposal may be excluded under Rule 14a-8(i)(12)(ii) because it deals with substantially the same subject matter as prior proposals.

Rule 14a-8(i)(12)(ii) permits the exclusion of a shareholder proposal that deals with "substantially the same subject matter" as other proposals that have been previously included in a company's proxy materials at least two times within the preceding five calendar years, and which received less than 6% of the vote on its last submission to shareholders. The Commission has indicated that the requirement in Rule 14a-8(i)(12) that the proposals must deal with "substantially the same subject matter" does not mean that the previous proposals and the current proposal must be identical. Rather, the proposals must deal with "substantially the same subject matter." *Exchange Act Release No. 34-20091, Amendments to Rule 14a-8 Relating to Proposals by Security Holders, [1983-1984 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 83,417, at 86,205* (Aug. 16, 1983) (the "1983 Release"). In particular, the Commission has indicated that decisions to exclude a shareholder proposal on the basis of Rule 14a-8(i)(12) will be driven by the "substantive concerns raised by a proposal rather than the specific language or actions proposed [by the proposal]." *Id.* at 86,205–06.

In applying this standard, the Staff has focused on the substantive concerns raised by the proposal as the essential consideration. Under this standard, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal shares similar social and policy issues with a prior proposal, even if it recommends that the company take different actions and uses different language. *See, e.g., Wells Fargo & Co. (Northstar)* (Feb. 11, 2009) (proposal requiring a report of the company's home preservation rates from 2003 to 2008 and requesting that the data therein should be disaggregated based on race was excludable because it dealt with substantially the same subject matter as prior proposals that requested a report on the racial and ethnic disparities in the cost of loans provided by the company).

In *General Motors Corp.* (Apr. 4, 2002), the Staff permitted exclusion of a shareholder proposal recommending that the board publish annually a "Scientific Report on Global Warming/Cooling," which would include specific data such as temperature measurements, the effects of atmospheric gases, sun radiation, and carbon dioxide production and a costs and benefits analysis related to global warming and cooling, on the basis that it dealt with "substantially the same subject matter" as prior proposals that requested a report on the greenhouse gas emissions from the company's operations or from its products, including information related to actions taken by the company in respect of and the risks and liabilities related to reducing those emissions and damages associated with climate change. Similarly, in *General Electric Co.* (Jan. 29, 1999), the Staff permitted exclusion of a proposal requesting a report examining the feasibility of the company's withdrawal from the promotion and production of new nuclear power reactors and the decommissioning of the reactors currently on the line, including, among other things, the environmental impacts from the company's participation in nuclear power because the proposal dealt with "substantially the same subject matter" as a prior proposal that requested that management assist in closing nuclear operations. In *General Electric Co.*, the Staff took particular note of the fact that "the proposals submitted to votes [previously], when viewed together with their supporting statements, appear to focus on decommissioning reactors and halting the company's promotion of nuclear power." *See also Abbott Laboratories* (Jan. 27, 2010) (proposal that the company include information on animal use in an annual report was excludable because it dealt with substantially the same subject matter as a previous proposal to commit to using non-animal testing); *Dow Chemical Co.* (Mar. 5, 2009) (proposal that the company report on expenditures relating to health and environmental consequences of a particular product was excludable because it dealt with substantially the same subject matter as previous proposals that requested a report on the extent to which Dow products may cause or exacerbate asthma).

The Proposal, similar to the precedent letters cited above, deals with "substantially the same subject matter" as two prior proposals that were included in the Company's proxy statements for the 2008 and 2010 Annual Meetings of Shareholders (the "2008 Proposal" and the

"2010 Proposal," collectively, the "Prior Proposals"), the vote for which fell short of the 6% required for the resubmission of a substantially similar proposal under Rule 14a-8(i)(12)(ii).

The Proposal requests that the board prepare a "global warming report" disclosing, among other things, an "estimate of costs and benefits to Goldman Sachs of its climate policy." The 2010 Proposal (attached hereto as Exhibit B) requested an identical report seeking identical disclosure. The 2008 Proposal (attached hereto as Exhibit C) was phrased as requiring a "Sustainability Report" that may include: 1) the Company's operating definition of sustainability; 2) a review of current Company policies, practices and projects related to social, environmental and economic sustainability; and 3) a summary of long-term plans to integrate sustainability objectives with the Company's operations.

Applying the standard for exclusion utilized by the Staff, the Proposal and the Prior Proposals (collectively, the "Submissions") when viewed together with their supporting statements, all appear to focus on the impact of environmental issues on the Company's operations. While the 2008 Proposal is worded as requesting seemingly different corporate actions than the Proposal and 2010 Proposal, each Submission requests an analysis of the ways in which the Company's business is impacted by environment-related developments.

While the 2008 Proposal does not solely reference environmental sustainability or climate change, its supporting statement makes clear that environment-related policies are the intended focus of the proposal. The supporting statement criticizes the Company's dealings in Tierra del Fuego, Chile, as being inconsistent with the Company's "Environmental Policy" and states that "shareholders expect that sustainable development projects . . . will benefit both shareholders and the environment as promised by company policy." Notably, the Submissions all quote and reference the Company's "Environmental Policy Framework" in their supporting statements. In fact, the supporting statement in the 2008 Proposal does not mention any aspect of sustainability other than the environment.

At the Company's Annual Meeting of Shareholders held on May 7, 2010, the 2010 Proposal received 11,083,048 votes in favor and 311,133,916 votes against. The votes "for" constituted approximately 3.56% of the votes cast in regard of the proposal. In determining this percentage of votes cast in favor of the proposal, the Company has disregarded abstentions and broker non-votes in accordance with the Commission's position on counting votes for purposes of Rule 14a-8(i)(12). *See Staff Legal Bulletin No. 14* (July 13, 2001). This vote fell short of the 6% required for the resubmission of a substantially similar proposal under Rule 14a-8(i)(12)(ii).

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from the 2011 Proxy Materials on the basis that it deals with substantially the same subject matter as the Prior Proposals.

C. The Proposal may be excluded pursuant to Rule 14a-8(i)(11) because it substantially duplicates another shareholder proposal, which was previously submitted to the Company.

Rule 14a-8(i)(11) permits a company to exclude from its proxy materials any shareholder proposal that substantially duplicates another proposal previously submitted by another proponent that will be included in the company's proxy materials for the same meeting. Proposals do not need to be identical to be excluded pursuant to Rule 14a-8(i)(11). The Staff has consistently concluded that proposals may be excluded because they are substantially duplicative when such proposals have the same "principal thrust" or "principal focus," notwithstanding that such proposals may differ as to terms and scope. *See generally*, *The Procter & Gamble Co.* (Jul. 21, 2009); *JPMorgan Chase & Co.* (Mar. 18, 2009); *Pacific Gas & Electric Co.* (Feb. 1, 1993).

When a company receives two substantially duplicative proposals, even where both proposals are received on the same day, the Staff has indicated that the company must include in its proxy materials the proposal it received first unless that proposal may otherwise be excluded. *See, e.g., USG Corp.* (Apr. 7, 2000) (a proposal received by the company on December 1, 1999 was excludable as substantially duplicative of a proposal received by the Company earlier that day).

On the morning of December 8, 2010, at 9:32 a.m., the Company received a delivery via Federal Express of a letter containing a proposal (the "Climate Change Proposal") from The National Center for Public Policy Research requesting that the Company's board prepare a report detailing the impact of climate change on the Company. At 2:31 p.m. the same day, the Company received a fax enclosing the Proposal from the Proponent. The fax time stamp can be seen in Exhibit A. The resolution included in the Climate Change Proposal, a copy of which is attached as Exhibit D (along with evidence of the time of delivery), reads as follows:

"Resolved: The shareholders request that the Board of Directors prepare, by November 2011, at reasonable expense and omitting proprietary information, a report disclosing the business risk related to developments in the political, legislative, regulatory and scientific landscape regarding climate change."

The Proposal and the Climate Change Proposal have the same focus—the business risk to the Company from climate-related issues. The slight differences in the proposals are solely in matters of scope. The Climate Change Proposal generally requests that the board prepare a report disclosing the business risk related to political, legislative, regulatory and scientific developments regarding climate change, while the Proposal seeks the same type of disclosure by requesting a report on, among other things, the "costs and benefits" to the Company of its climate policy. The supporting statements to both proposals quote the Company's "Environmental Policy Framework", question the scientific research compiled by the Intergovernmental Panel on Climate Change and reference the impact of climate change on the Company due to the uncertainty of future cap-and-trade legislation.

The slight differences in scope between the proposals do not alter the conclusion that the two proposals have the same principal focus and thrust. The Staff has recently permitted exclusion of an environment-related proposal under Rule 14a-8(i)(11) where the proposal and a previously submitted proposal, although phrased differently, both sought an assessment of the risks faced by the company as a result of climate change. *See Exxon Mobile Corp.* (Mar. 19, 2010). In *Exxon Mobile Corp.*, a shareholder proposal asking that the company's board consider in its strategic planning process the risk of significant demand reduction for fossil fuels in the next 20 years and report to shareholders on how such demand reduction would affect the company's long-term strategic plan was excludable as substantially duplicative of a previously submitted proposal requesting a report "on the financial risks resulting from climate change and its impacts on shareowner value in the short, medium and long-term, as well as actions the Board deems necessary to provide long-term protection of our business interests and shareowner value." Similarly, both proposals here focus on the business risks to the Company resulting from climate change and the impact on the Company of environment-related legislation and regulation generally (and cap-and-trade legislation specifically).

As previously discussed, the Company received the Climate Change Proposal on December 8, 2010 and received the Proposal later that same day. The Company submitted a letter to the Staff on December 20, 2010 regarding its intent to omit the Climate Change Proposal from the 2011 Proxy Materials, attached hereto as Exhibit E. If the Staff does not concur that the Company may omit the Climate Change Proposal for the reasons addressed in that letter and the Climate Change Proposal is not voluntarily withdrawn by its proponent, then the Company intends to include the Climate Change Proposal in its 2011 Proxy Materials. In that event, the Company intends to exclude the Proposal as substantially duplicative of the Climate Change Proposal.

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from the 2011 Proxy Materials as substantially duplicative of the Climate Change Proposal, if the Climate Change Proposal is included in the 2011 Proxy Materials.

*****

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact Beverly L. O'Toole (212-357-1584) or the undersigned (212-902-4762). Thank you for your attention to this matter.

Very truly yours,



Gregory K. Palm

Attachment

cc: Peter Flaherty, National Legal and Policy Center (w/attachment)
*** FISMA & OMB Memorandum M-07-16 *** pflaherty@nlpc.org)

EXHIBIT A

National Legal and Policy Center



"promoting ethics in public life"

fax cover sheet

TO: JOHN F. W. ROGERS
SECRETARY
GOLDMAN SACHS

FR: PETER FLAHERTY

Pages to follow 3 (not including this page)

CONFIDENTIALITY NOTE

The documents accompanying this facsimile transmission contain information belonging to the National Legal and Policy Center, which is confidential and/or legally privileged. This information is only intended for the use of the individual or entity named above. If you are not the named recipient, you are hereby notified than any disclosure, copying, distribution or taking of this information for any use whatsoever is strictly prohibited. If you have received this facsimile in error, please immediately contact us by telephone to arrange for the return of the original documents to us.

107 Park Washington Court • Falls Church, VA 22046
phone 703-237-1970 • fax 703-237-2090

National Legal and Policy Center



"promoting ethics in public life"

Founded 1991

December 8, 2010

Mr. John F. W. Rogers
Secretary of the Board of Directors
The Goldman Sachs Group, Inc.
85 Broad Street
30th Floor
New York, NY 10004

VIA FAX 212-428-9103

Dear Mr. Rogers:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Goldman Sachs ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

National Legal and Policy Center (NLPC) is the beneficial owner of 27 shares of the Company's common stock, which shares have been held continuously for more than a year prior to this date of submission. NLPC intends to hold the shares through the date of the Company's next annual meeting of shareholders. The attached letter contains the record holder's appropriate verification of NLPC's beneficial ownership of the afore-mentioned Company stock.

The Proposal is submitted in order to promote shareholder value by requesting a Global Warming Science Report.

I will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact me at the number below. Copies of correspondence or a request for a "no-action" letter should be forwarded to me at the address below.

Sincerely,

Peter Flaherty
President

Enclosures: Shareholder Resolution: Global Warming Science Report
Letter from Fidelity

107 Park Washington Court • Falls Church, VA • 22046
703-237-1970 • fax 703-237-2090 • www.nlpc.org

Global Warming Science Report

Resolved: The shareholders request that the Board of Directors prepare by October 2011, at reasonable expense and omitting proprietary information, a global warming report. The report may discuss:

1) Specific scientific data and studies relied on to formulate Goldman Sachs' original climate policy in 2005, as well as data and studies relied on since that time.

2) Extent to which Goldman Sachs now believes human activity will significantly alter global climate.

3) Estimate of costs and benefits to Goldman Sachs of its climate policy.

Supporting Statement:

In 2005, Goldman Sachs established its "Environmental Policy Framework," which stated:

> "Goldman Sachs acknowledges the scientific consensus, led by the Intergovernmental Panel on Climate Change (IPCC), that climate change is a reality and that human activities are largely responsible for increasing concentrations of greenhouse gases in the earth's atmosphere."

IPCC, an organization of the United Nations, does not conduct its own scientific research but relies on the research of others, such as the Climatic Research Unit (CRU) of the University of East Anglia. In late 2008, CRU became embroiled in the "Climategate" controversy, after hacked emails and documents were placed on the internet suggesting that CRU and/or collaborating scientists elsewhere sought to exaggerate data supportive of global warming, and suppress data that undermined the theory. Yet, Goldman clings to the IPCC "consensus."

Of course, Goldman Sachs' mission is not to promote sound science but to make money. Perhaps the company's commitment to global warming is based on the hope that Cap & Trade legislation would provide an opportunity for the company to own and/or operate exchanges on which carbon credits could be traded.

As a result of the 2010 elections, Cap & Trade is dead of the foreseeable future. In West Virginia, successful Democratic Senate candidate Joe Manchin ran a TV ad in which he picked up a rifle and used a copy of the Cap & Trade bill for target practice.

Goldman Sachs' reliance on government mandates, subsidies, loans and bailouts has become a flash point of anger for many taxpayers. TARP, TALF, the ban on shorting Goldman stock, and other special privileges have created the impression that Goldman Sachs cannot compete in a free market. Revisiting this "climate policy" will help Goldman Sachs free itself of its dependence on government action to stay in business.

Personal and Workplace Investing

Mail: P.O. Box 770001, Cincinnati, OH 45277-0045
Office: 500 Salem Street, Smithfield, RI 02917



November 8, 2010

Corporate Secretary
Goldman Sachs

Re: Shareholder Resolution of National Legal and Policy Center

To Whom It May Concern:

This letter is in response to a request from Mr. Peter Flaherty, President of the National Legal and Policy Center.

Please be advised that Fidelity Investments has held 27 shares of Goldman Sachs beneficially for the National Legal and Policy Center since June 13, 2008.

Per Mr. Peter Flaherty; the National Legal and Policy Center is a proponent of a shareholder proposal submitted to the company in accordance with rule 14(a)-8 of the Securities and Exchange Act of 1934.

I hope you find this information helpful. If you have any questions regarding this issue, please contact a Fidelity representative at 800-544-6666 for assistance.

Sincerely,

Joe Riker

Joe Riker
Client Service Specialist

Our File: W547743-05NOV10

200 West Street | New York, New York 10282-2198
Tel: 212-357-1584 | Fax: 212-346-3588 | e-mail: beverly.otoole@gs.com

Beverly L. O' Toole
Managing Director
Associate General Counsel

Goldman Sachs

December 21, 2010

Via UPS Overnight

National Legal and Policy Center
107 Park Washington Court
Falls Church, VA 22046
Attn: Peter Flaherty

Peter Re: The Goldman Sachs Group, Inc. ("Goldman Sachs")

Dear Mr. Flaherty:

This letter is being sent to you in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 in connection with the shareholder proposal submitted to Goldman Sachs by the National Legal and Policy Center (the "Proponent"), which was dated and received by us on December 8, 2010. Rule 14a-8(f) provides that we must notify you of any procedural or eligibility deficiencies with respect to the shareholder proposal, as well as the time frame for your response to this letter.

Rule 14a-8(b)(2) provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of the company's shares entitled to vote on the proposal for at least one year prior to the date the shareholder proposal was submitted.

Goldman Sachs' stock records do not indicate that the Proponent is the record owner of any shares of common stock. You did not submit to Goldman Sachs any proof of the Proponent's ownership as of December 8, 2010, the submission date. The proof of ownership that you submitted was as of November 8, 2010, which, pursuant to SEC staff guidance, is not sufficient to demonstrate ownership as of December 8, 2010. See Question C(1)(c)(3) of SEC Staff Legal Bulletin No. 14, a copy of which is attached for your reference.

For this reason, we believe that the proposal may be excluded from our proxy statement for our upcoming 2011 annual meeting of shareholders unless this deficiency is cured within 14 calendar days of your receipt of this letter.

To remedy this deficiency, you must provide sufficient proof of ownership of the requisite number of shares of Goldman Sachs common stock as of December 8, 2010, the date the proposal was submitted to us. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of December 8, 2010, the Proponent continuously held the requisite number of shares for at least one year; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the Proponent's ownership level and a written statement that the Proponent continuously held the requisite number of shares for the one-year period.

Under Rule 14a-8(f), we are required to inform you that if you would like to respond to this letter or remedy the deficiency described above, your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date that you first received this letter. We have attached a copy of Rule 14a-8 to this letter for your reference.

If you have any questions with respect to the foregoing, please contact me at (212) 357-1584. You may send any response to me at the address on the letterhead of this letter, by e-mail to beverly.otoole@gs.com or by facsimile to (212) 428-9103.

Very truly yours,



Beverly L. O'Toole
Assistant Secretary

Thanks for your attention to this and happy holidays. - Bev

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14 (CF)

Action: Publication of CF Staff Legal Bulletin

Date: July 13, 2001

Summary: This staff legal bulletin provides information for companies and shareholders on rule 14a-8 of the Securities Exchange Act of 1934.

Supplementary Information: The statements in this legal bulletin represent the views of the Division of Corporation Finance. This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission. Further, the Commission has neither approved nor disapproved its content.

Contact Person: For further information, please contact Jonathan Ingram, Michael Coco, Lillian Cummins or Keir Gumbs at (202) 942-2900.

A. <u>What is the purpose of this bulletin</u>?

The Division of Corporation Finance processes hundreds of rule 14a-8 no-action requests each year. We believe that companies and shareholders may benefit from information that we can provide based on our experience in processing these requests. Therefore, we prepared this bulletin in order to

- explain the rule 14a-8 no-action process, as well as our role in this process;
- provide guidance to companies and shareholders by expressing our views on some issues and questions that commonly arise under rule 14a-8; and
- suggest ways in which both companies and shareholders can facilitate our review of no-action requests.

Because the substance of each proposal and no-action request differs, this bulletin primarily addresses procedural matters that are common to companies and shareholders. However, we also discuss some substantive matters that are of interest to companies and shareholders alike.

We structured this bulletin in a question and answer format so that it is easier to understand and we can more easily respond to inquiries regarding its contents. The references to "we," "our" and "us" are to the Division of Corporation Finance. You can find a copy of rule 14a-8 in Release No. 34-40018, dated May 21, 1998, which is located on the Commission's website at www.sec.gov/rules/final/34-40018.htm.

B. Rule 14a-8 and the no-action process.

1. What is rule 14a-8?

Rule 14a-8 provides an opportunity for a shareholder owning a relatively small amount of a company's securities to have his or her proposal placed alongside management's proposals in that company's proxy materials for presentation to a vote at an annual or special meeting of shareholders. It has become increasingly popular because it provides an avenue for communication between shareholders and companies, as well as among shareholders themselves. The rule generally requires the company to include the proposal unless the shareholder has not complied with the rule's procedural requirements or the proposal falls within one of the 13 substantive bases for exclusion described in the table below.

Substantive Basis	Description
Rule 14a-8(i)(1)	The proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization.
Rule 14a-8(i)(2)	The proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject.
Rule 14a-8(i)(3)	The proposal or supporting statement is contrary to any of the Commission's proxy rules, including rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.
Rule 14a-8(i)(4)	The proposal relates to the redress of a personal claim or grievance against the company or any other person, or is designed to result in a benefit to the shareholder, or to further a personal interest, which is not shared by the other shareholders at large.

Rule 14a-8(i)(5)	The proposal relates to operations that account for less than 5% of the company's total assets at the end of its most recent fiscal year, and for less than 5% of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business.
Rule 14a-8(i)(6)	The company would lack the power or authority to implement the proposal.
Rule 14a-8(i)(7)	The proposal deals with a matter relating to the company's ordinary business operations.
Rule 14a-8(i)(8)	The proposal relates to an election for membership on the company's board of directors or analogous governing body.
Rule 14a-8(i)(9)	The proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.
Rule 14a-8(i)(10)	The company has already substantially implemented the proposal.
Rule 14a-8(i)(11)	The proposal substantially duplicates another proposal previously submitted to the company by another shareholder that will be included in the company's proxy materials for the same meeting.
Rule 14a-8(i)(12)	The proposal deals with substantially the same subject matter as another proposal or proposals that previously has or have been included in the company's proxy materials within a specified time frame and did not receive a specified percentage of the vote. Please refer to questions and answers F.2, F.3 and F.4 for more complete descriptions of this basis.
Rule 14a-8(i)(13)	The proposal relates to specific amounts of cash or stock dividends.

2. How does rule 14a-8 operate?

The rule operates as follows:

- the shareholder must provide a copy of his or her proposal to the company by the deadline imposed by the rule;
- if the company intends to exclude the proposal from its proxy materials, it must submit its reason(s) for doing so to the Commission and simultaneously provide the shareholder with a copy of that submission. This submission to the Commission of reasons for excluding the proposal is commonly referred to as a no-action request;
- the shareholder may, but is not required to, submit a reply to us with a copy to the company; and
- we issue a no-action response that either concurs or does not concur in the company's view regarding exclusion of the proposal.

3. What are the deadlines contained in rule 14a-8?

Rule 14a-8 establishes specific deadlines for the shareholder proposal process. The following table briefly describes those deadlines.

120 days before the release date disclosed in the previous year's proxy statement	Proposals for a regularly scheduled annual meeting must be received at the company's principal executive offices not less than 120 calendar days before the release date of the previous year's annual meeting proxy statement. Both the release date and the deadline for receiving rule 14a-8 proposals for the next annual meeting should be identified in that proxy statement.
14-day notice of defect(s)/ response to notice of defect(s)	If a company seeks to exclude a proposal because the shareholder has not complied with an eligibility or procedural requirement of rule 14a-8, generally, it must notify the shareholder of the alleged defect(s) within 14 calendar days of receiving the proposal. The shareholder then has 14 calendar days after receiving the notification to respond. Failure to cure the defect(s) or respond in a timely manner may result in exclusion of the proposal.

80 days before the company files its definitive proxy statement and form of proxy	If a company intends to exclude a proposal from its proxy materials, it must submit its no-action request to the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission unless it demonstrates "good cause" for missing the deadline. In addition, a company must simultaneously provide the shareholder with a copy of its no-action request.
30 days before the company files its definitive proxy statement and form of proxy	If a proposal appears in a company's proxy materials, the company may elect to include its reasons as to why shareholders should vote against the proposal. This statement of reasons for voting against the proposal is commonly referred to as a statement in opposition. Except as explained in the box immediately below, the company is required to provide the shareholder with a copy of its statement in opposition no later than 30 calendar days before it files its definitive proxy statement and form of proxy.
Five days after the company has received a revised proposal	If our no-action response provides for shareholder revision to the proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, the company must provide the shareholder with a copy of its statement in opposition no later than five calendar days after it receives a copy of the revised proposal.

In addition to the specific deadlines in rule 14a-8, our informal procedures often rely on timely action. For example, if our no-action response requires that the shareholder revise the proposal or supporting statement, our response will afford the shareholder seven calendar days from the date of receiving our response to provide the company with the revisions. In this regard, please refer to questions and answers B.12.a and B.12.b.

4. What is our role in the no-action process?

Our role begins when we receive a no-action request from a company. In these no-action requests, companies often assert that a proposal is excludable under one or more parts of rule 14a-8. We analyze each of the bases for exclusion that a company asserts, as well as any arguments that the shareholder chooses to set forth, and determine whether we concur in the company's view.

The Division of Investment Management processes rule 14a-8 no-action requests submitted by registered investment companies and business development companies.

Rule 14a-8 no-action requests submitted by registered investment companies and business development companies, as well as shareholder responses to those requests, should be sent to

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

All other rule 14a-8 no-action requests and shareholder responses to those requests should be sent to

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

5. What factors do we consider in determining whether to concur in a company's view regarding exclusion of a proposal from the proxy statement?

The company has the burden of demonstrating that it is entitled to exclude a proposal, and we will not consider any basis for exclusion that is not advanced by the company. We analyze the prior no-action letters that a company and a shareholder cite in support of their arguments and, where appropriate, any applicable case law. We also may conduct our own research to determine whether we have issued additional letters that support or do not support the company's and shareholder's positions. Unless a company has demonstrated that it is entitled to exclude a proposal, we will not concur in its view that it may exclude that proposal from its proxy materials.

6. Do we base our determinations solely on the subject matter of the proposal?

No. We consider the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue. Based on these considerations, we may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter. The following chart illustrates this point by showing that variations in the language of a proposal, or different bases cited by a company, may result in different responses. As shown below, the first and second examples deal with virtually identical proposals, but the different company arguments resulted in different responses. In the second and third examples, the companies made similar arguments, but differing language in the proposals resulted in different responses.

Company	Proposal	Bases for exclusion that the company cited	Date of our response	Our response
PG&E Corp.	Adopt a policy that independent directors are appointed to the audit, compensation and nomination committees.	Rule 14a-8(b) only	Feb. 21, 2000	We did not concur in PG&E's view that it could exclude the proposal. PG&E did not demonstrate that the shareholder failed to satisfy the rule's minimum ownership requirements. PG&E included the proposal in its proxy materials.
PG&E Corp.	Adopt a bylaw that independent directors are appointed for all future openings on the audit, compensation and nomination committees.	Rule 14a-8(i)(6) only	Jan. 22, 2001	We concurred in PG&E's view that it could exclude the proposal. PG&E demonstrated that it lacked the power or authority to implement the proposal. PG&E did not include the proposal in its proxy materials.
General Motors Corp.	Adopt a bylaw requiring a *transition to* independent directors for each seat on the audit, compensation and nominating committees as openings occur (emphasis added).	Rules 14a-8(i)(6) and 14a-8(i)(10)	Mar. 22, 2001	We did not concur in GM's view that it could exclude the proposal. GM did not demonstrate that it lacked the power or authority to implement the proposal or that it had substantially implemented the proposal. GM included the proposal in its proxy materials.

7. Do we judge the merits of proposals?

No. We have no interest in the merits of a particular proposal. Our concern is that shareholders receive full and accurate information about all proposals that are, or should be, submitted to them under rule 14a-8.

8. Are we required to respond to no-action requests?

No. Although we are not required to respond, we have, as a convenience to both companies and shareholders, engaged in the informal practice of expressing our enforcement position on these submissions through the issuance of no-action responses. We do this to assist both companies and shareholders in complying with the proxy rules.

9. Will we comment on the subject matter of pending litigation?

No. Where the arguments raised in the company's no-action request are before a court of law, our policy is not to comment on those arguments. Accordingly, our no-action response will express no view with respect to the company's intention to exclude the proposal from its proxy materials.

10. How do we respond to no-action requests?

We indicate either that there appears to be some basis for the company's view that it may exclude the proposal or that we are unable to concur in the company's view that it may exclude the proposal. Because the company submits the no-action request, our response is addressed to the company. However, at the time we respond to a no-action request, we provide all related correspondence to both the company and the shareholder. These materials are available in the Commission's Public Reference Room and on commercially available, external databases.

11. What is the effect of our no-action response?

Our no-action responses only reflect our informal views regarding the application of rule 14a-8. We do not claim to issue "rulings" or "decisions" on proposals that companies indicate they intend to exclude, and our determinations do not and cannot adjudicate the merits of a company's position with respect to a proposal. For example, our decision not to recommend enforcement action does not prohibit a shareholder from pursuing rights that he or she may have against the company in court should management exclude a proposal from the company's proxy materials.

12. What is our role after we issue our no-action response?

Under rule 14a-8, we have a limited role after we issue our no-action response. In addition, due to the large number of no-action requests that we receive between the months of December and February, the no-action process must be efficient. As described in answer B.2, above, rule 14a-8 envisions a structured process under which the company submits the request, the shareholder may reply and we issue our response. When shareholders and companies deviate from this structure or are unable to resolve differences, our time and resources are diverted and the process breaks down. Based on our experience, this most often occurs as a result of friction between companies and shareholders and their inability to compromise. While we are always available to facilitate the fair and efficient application of the rule, the operation of the rule, as well as the no-action process, suffers when our role changes from an issuer of responses to an arbiter of disputes. The following questions and answers are examples of how we view our limited role after issuance of our no-action response.

a. If our no-action response affords the shareholder additional time to provide documentation of ownership or revise the proposal, but the company does not believe that the documentation or revisions comply with our no-action response, should the company submit a new no-action request?

No. For example, our no-action response may afford the shareholder seven days to provide documentation demonstrating that he or she satisfies the minimum ownership requirements contained in rule 14a-8(b). If the shareholder provides the required documentation eight days after receiving our no-action response, the company should not submit a new no-action request in order to exclude the proposal. Similarly, if we indicate in our response that the shareholder must provide factual support for a sentence in the supporting statement, the company and the shareholder should work together to determine whether the revised sentence contains appropriate factual support.

b. If our no-action response affords the shareholder an additional seven days to provide documentation of ownership or revise the proposal, who should keep track of when the seven-day period begins to run?

When our no-action response gives a shareholder time, it is measured from the date the shareholder receives our response. As previously noted in answer B.10, we send our response to both the company and the shareholder. However, the company is responsible for determining when the seven-day period begins to run. In order to avoid controversy, the company should forward a copy of our response to the shareholder by a means that permits the company to prove the date of receipt.

13. Does rule 14a-8 contemplate any other involvement by us after we issue a no-action response?

Yes. If a shareholder believes that a company's statement in opposition is materially false or misleading, the shareholder may promptly send a letter to us and the company explaining the reasons for his or her view, as well as a copy of the proposal and statement in opposition. Just as a company has the burden of demonstrating that it is entitled to exclude a proposal, a shareholder should, to the extent possible, provide us with specific factual information that demonstrates the inaccuracy of the company's statement in opposition. We encourage shareholders and companies to work out these differences before contacting us.

14. What must a company do if, before we have issued a no-action response, the shareholder withdraws the proposal or the company decides to include the proposal in its proxy materials?

If the company no longer wishes to pursue its no-action request, the company should provide us with a letter as soon as possible withdrawing its no-action request. This allows us to allocate our resources to other pending requests. The company should also provide the shareholder with a copy of the withdrawal letter.

15. If a company wishes to withdraw a no-action request, what information should its withdrawal letter contain?

In order for us to process withdrawals efficiently, the company's letter should contain

- a statement that either the shareholder has withdrawn the proposal or the company has decided to include the proposal in its proxy materials;
- if the shareholder has withdrawn the proposal, a copy of the shareholder's signed letter of withdrawal, or some other indication that the shareholder has withdrawn the proposal;
- if there is more than one eligible shareholder, the company must provide documentation that all of the eligible shareholders have agreed to withdraw the proposal;
- if the company has agreed to include a revised version of the proposal in its proxy materials, a statement from the shareholder that he or she accepts the revisions; and
- an affirmative statement that the company is withdrawing its no-action request.

C. Questions regarding the eligibility and procedural requirements of the rule.

Rule 14a-8 contains eligibility and procedural requirements for shareholders who wish to include a proposal in a company's proxy materials. Below, we address some of the common questions that arise regarding these requirements.

1. **To be eligible to submit a proposal, rule 14a-8(b) requires the shareholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the proposal. Also, the shareholder must continue to hold those securities through the date of the meeting. The following questions and answers address issues regarding shareholder eligibility.**

   a. **How do you calculate the market value of the shareholder's securities?**

Due to market fluctuations, the value of a shareholder's investment in the company may vary throughout the year before he or she submits the proposal. In order to determine whether the shareholder satisfies the $2,000 threshold, we look at whether, on any date within the 60 calendar days before the date the shareholder submits the proposal, the shareholder's investment is valued at $2,000 or greater, based on the average of the bid and ask prices. Depending on where the company is listed, bid and ask prices may not always be available. For example, bid and ask prices are not provided for companies listed on the New York Stock Exchange. Under these circumstances, companies and shareholders should determine the market value by multiplying the number of securities the shareholder held for the one-year period by the highest *selling* price during the 60 calendar days before the shareholder submitted the proposal. For purposes of this calculation, it is important to note that a security's highest selling price is not necessarily the same as its highest closing price.

   b. **What type of security must a shareholder own to be eligible to submit a proposal?**

A shareholder must own company securities entitled to be voted on the proposal at the meeting.

Example

A company receives a proposal relating to executive compensation from a shareholder who owns only shares of the company's class B common stock. The company's class B common stock is entitled to vote only on the election of directors. Does the shareholder's ownership of only class B stock provide a basis for the company to exclude the proposal?

Yes. This would provide a basis for the company to exclude the proposal because the shareholder does not own securities entitled to be voted on the proposal at the meeting.

c. How should a shareholder's ownership be substantiated?

Under rule 14a-8(b), there are several ways to determine whether a shareholder has owned the minimum amount of company securities entitled to be voted on the proposal at the meeting for the required time period. If the shareholder appears in the company's records as a registered holder, the company can verify the shareholder's eligibility independently. However, many shareholders hold their securities indirectly through a broker or bank. In the event that the shareholder is not the registered holder, the shareholder is responsible for proving his or her eligibility to submit a proposal to the company. To do so, the shareholder must do one of two things. He or she can submit a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal. Alternatively, a shareholder who has filed a Schedule 13D, Schedule 13G, Form 4 or Form 5 reflecting ownership of the securities as of or before the date on which the one-year eligibility period begins may submit copies of these forms and any subsequent amendments reporting a change in ownership level, along with a written statement that he or she has owned the required number of securities continuously for one year as of the time the shareholder submits the proposal.

(1) Does a written statement from the shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year before submitting the proposal demonstrate sufficiently continuous ownership of the securities?

The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank. Therefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule.

(2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?

No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.

(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?

No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

d. Should a shareholder provide the company with a written statement that he or she intends to continue holding the securities through the date of the shareholder meeting?

Yes. The shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

2. In order for a proposal to be eligible for inclusion in a company's proxy materials, rule 14a-8(d) requires that the proposal, including any accompanying supporting statement, not exceed 500 words. The following questions and answers address issues regarding the 500-word limitation.

a. May a company count the words in a proposal's "title" or "heading" in determining whether the proposal exceeds the 500-word limitation?

Any statements that are, in effect, arguments in support of the proposal constitute part of the supporting statement. Therefore, any "title" or "heading" that meets this test may be counted toward the 500-word limitation.

b. Does referencing a website address in the proposal or supporting statement violate the 500-word limitation of rule 14a-8(d)?

No. Because we count a website address as one word for purposes of the 500-word limitation, we do not believe that a website address raises the concern that rule 14a-8(d) is intended to address. However, a website address could be subject to exclusion if it refers readers to information that may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. In this regard, please refer to question and answer F.1.

3. Rule 14a-8(e)(2) requires that proposals for a regularly scheduled annual meeting be received at the company's principal executive offices by a date not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The following questions and answers address a number of issues that come up in applying this provision.

a. How do we interpret the phrase "before the date of the company's proxy statement released to shareholders?"

We interpret this phrase as meaning the approximate date on which the proxy statement and form of proxy were first sent or given to shareholders. For example, if a company having a regularly scheduled annual meeting files its definitive proxy statement and form of proxy with the Commission dated April 1, 2001, but first sends or gives the proxy statement to shareholders on April 15, 2001, as disclosed in its proxy statement, we will refer to the April 15, 2001 date as the release date. The company and shareholders should use April 15, 2001 for purposes of calculating the 120-day deadline in rule 14a-8(e)(2).

b. How should a company that is planning to have a regularly scheduled annual meeting calculate the deadline for submitting proposals?

The company should calculate the deadline for submitting proposals as follows:

- start with the release date disclosed in the previous year's proxy statement;
- increase the year by one; and
- count back 120 calendar days.

Examples

If a company is planning to have a regularly scheduled annual meeting in May of 2003 and the company disclosed that the release date for its 2002 proxy statement was April 14, 2002, how should the company calculate the deadline for submitting rule 14a-8 proposals for the company's 2003 annual meeting?

- The release date disclosed in the company's 2002 proxy statement was April 14, 2002.
- Increasing the year by one, the day to begin the calculation is April 14, 2003.
- "Day one" for purposes of the calculation is April 13, 2003.
- "Day 120" is December 15, 2002.
- The 120-day deadline for the 2003 annual meeting is December 15, 2002.
- A rule 14a-8 proposal received after December 15, 2002 would be untimely.

If the 120th calendar day before the release date disclosed in the previous year's proxy statement is a Saturday, Sunday or federal holiday, does this change the deadline for receiving rule 14a-8 proposals?

No. The deadline for receiving rule 14a-8 proposals is always the 120th calendar day before the release date disclosed in the previous year's proxy statement. Therefore, if the deadline falls on a Saturday, Sunday or federal holiday, the company must disclose this date in its proxy statement, and rule 14a-8 proposals received after business reopens would be untimely.

c. How does a shareholder know where to send his or her proposal?

The proposal must be received at the company's principal executive offices. Shareholders can find this address in the company's proxy statement. If a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement.

d. How does a shareholder know if his or her proposal has been received by the deadline?

A shareholder should submit a proposal by a means that allows him or her to determine when the proposal was received at the company's principal executive offices.

4. Rule 14a-8(h)(1) requires that the shareholder or his or her qualified representative attend the shareholders' meeting to present the proposal. Rule 14a-8(h)(3) provides that a company may exclude a shareholder's proposals for two calendar years if the company

included one of the shareholder's proposals in its proxy materials for a shareholder meeting, neither the shareholder nor the shareholder's qualified representative appeared and presented the proposal and the shareholder did not demonstrate "good cause" for failing to attend the meeting or present the proposal. The following questions and answers address issues regarding these provisions.

a. Does rule 14a-8 require a shareholder to represent in writing before the meeting that he or she, or a qualified representative, will attend the shareholders' meeting to present the proposal?

No. The Commission stated in Release No. 34-20091 that shareholders are no longer required to provide the company with a written statement of intent to appear and present a shareholder proposal. The Commission eliminated this requirement because it "serve[d] little purpose" and only encumbered shareholders. We, therefore, view it as inappropriate for companies to solicit this type of written statement from shareholders for purposes of rule 14a-8. In particular, we note that shareholders who are unfamiliar with the proxy rules may be misled, even unintentionally, into believing that a written statement of intent is required.

b. What if a shareholder provides an unsolicited, written statement that neither the shareholder nor his or her qualified representative will attend the meeting to present the proposal? May the company exclude the proposal under this circumstance?

Yes. Rule 14a-8(i)(3) allows companies to exclude proposals that are contrary to the proxy rules, including rule 14a-8(h)(1). If a shareholder voluntarily provides a written statement evidencing his or her intent to act contrary to rule 14a-8(h)(1), rule 14a-8(i)(3) may serve as a basis for the company to exclude the proposal.

c. If a company demonstrates that it is entitled to exclude a proposal under rule 14a-8(h)(3), can the company request that we issue a no-action response that covers both calendar years?

Yes. For example, assume that, without "good cause," neither the shareholder nor the shareholder's representative attended the company's 2001 annual meeting to present the shareholder's proposal, and the shareholder then submits a proposal for inclusion in the company's 2002 proxy materials. If the company seeks to exclude the 2002 proposal under rule 14a-8(h)(3), it may concurrently request forward-looking relief for any proposal(s) that the shareholder may submit for inclusion in the company's 2003 proxy materials. If we grant the company's request and the company receives a proposal from the shareholder in connection with the 2003 annual meeting, the company still has an obligation under rule 14a-8(j) to notify us and the shareholder of its intention to exclude the shareholder's proposal from its proxy materials for that meeting. Although we will retain that notice in our records, we will not issue a no-action response.

5. In addition to rule 14a-8(h)(3), are there any other circumstances in which we will grant forward-looking relief to a company under rule 14a-8?

Yes. Rule 14a-8(i)(4) allows companies to exclude a proposal if it relates to the redress of a personal claim or grievance against the company or any other person or is designed to result in a benefit to the shareholder, or to further a personal interest, that is not shared by the other shareholders at large. In rare circumstances, we may grant forward-looking relief if a company satisfies its burden of demonstrating that the shareholder is abusing rule 14a-8 by continually submitting similar proposals that relate to a particular personal claim or grievance. As in answer C.4.c, above, if we grant this relief, the company still has an obligation under rule 14a-8(j) to notify us and the shareholder of its intention to exclude the shareholder's proposal(s) from its proxy materials. Although will retain that notice in our records, we will not issue a no-action response.

6. What must a company do in order to exclude a proposal that fails to comply with the eligibility or procedural requirements of the rule?

If a shareholder fails to follow the eligibility or procedural requirements of rule 14a-8, the rule provides procedures for the company to follow if it wishes to exclude the proposal. For example, rule 14a-8(f) provides that a company may exclude a proposal from its proxy materials due to eligibility or procedural defects if

- within 14 calendar days of receiving the proposal, it provides the shareholder with written notice of the defect(s), including the time frame for responding; and
- the shareholder fails to respond to this notice within 14 calendar days of receiving the notice of the defect(s) or the shareholder timely responds but does not cure the eligibility or procedural defect(s).

Section G.3 – Eligibility and Procedural Issues, below, contains information that companies may want to consider in drafting these notices. If the shareholder does not timely respond or remedy the defect(s) and the company intends to exclude the proposal, the company still must submit, to us and to the shareholder, a copy of the proposal and its reasons for excluding the proposal.

a. **Should a company's notices of defect(s) give different levels of information to different shareholders depending on the company's perception of the shareholder's sophistication in rule 14a-8?**

No. Companies should not assume that any shareholder is familiar with the proxy rules or give different levels of information to different shareholders based on the fact that the shareholder may or may not be a frequent or "experienced" shareholder proponent.

b. **Should companies instruct shareholders to respond to the notice of defect(s) by a specified date rather than indicating that shareholders have 14 calendar days after receiving the notice to respond?**

No. Rule 14a-8(f) provides that shareholders must respond within 14 calendar days of receiving notice of the alleged eligibility or procedural defect(s). If the company provides a specific date by which the shareholder must submit his or her response, it is possible that the deadline set by the company will be shorter than the 14-day period required by rule 14a-8(f). For example, events could delay the shareholder's receipt of the notice. As such, if a company sets a specific date for the shareholder to respond and that date does not result in the shareholder having 14 calendar days after receiving the notice to respond, we do not believe that the company may rely on rule 14a-8(f) to exclude the proposal.

c. **Are there any circumstances under which a company does not have to provide the shareholder with a notice of defect(s)? For example, what should the company do if the shareholder indicates that he or she does not own at least $2,000 in market value, or 1%, of the company's securities?**

The company does not need to provide the shareholder with a notice of defect(s) if the defect(s) cannot be remedied. In the example provided in the question, because the shareholder cannot remedy this defect after the fact, no notice of the defect would be required. The same would apply, for example, if

- the shareholder indicated that he or she had owned securities entitled to be voted on the proposal for a period of less than one year before submitting the proposal;
- the shareholder indicated that he or she did not own securities entitled to be voted on the proposal at the meeting;
- the shareholder failed to submit a proposal by the company's properly determined deadline; or

- the shareholder, or his or her qualified representative, failed to attend the meeting or present one of the shareholder's proposals that was included in the company's proxy materials during the past two calendar years.

In all of these circumstances, the company must still submit its reasons regarding exclusion of the proposal to us and the shareholder. The shareholder may, but is not required to, submit a reply to us with a copy to the company.

D. Questions regarding the inclusion of shareholder names in proxy statements.

1. If the shareholder's proposal will appear in the company's proxy statement, is the company required to disclose the shareholder's name?

No. A company is not required to disclose the identity of a shareholder proponent in its proxy statement. Rather, a company can indicate that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. May a shareholder request that the company not disclose his or her name in the proxy statement?

Yes. However, the company has the discretion not to honor the request. In this regard, if the company chooses to include the shareholder proponent's name in the proxy statement, rule 14a-8(l)(1) requires that the company also include that shareholder proponent's address and the number of the company's voting securities that the shareholder proponent holds.

3. If a shareholder includes his or her e-mail address in the proposal or supporting statement, may the company exclude the e-mail address?

Yes. We view an e-mail address as equivalent to the shareholder proponent's name and address and, under rule 14a-8(l)(1), a company may exclude the shareholder's name and address from the proxy statement.

E. Questions regarding revisions to proposals and supporting statements.

In this section, we first discuss the purpose for allowing shareholders to revise portions of a proposal and supporting statement. Second, we express our views with regard to revisions that a shareholder makes to his or her proposal before we receive a company's no-action request, as well as during the course of our review of a no-action request. Finally, we address the circumstances under which our responses may allow shareholders to make revisions to their proposals and supporting statements.

1. **Why do our no-action responses sometimes permit shareholders to make revisions to their proposals and supporting statements?**

There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. However, we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected. In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects.

Despite the intentions underlying our revisions practice, we spend an increasingly large portion of our time and resources each proxy season responding to no-action requests regarding proposals or supporting statements that have obvious deficiencies in terms of accuracy, clarity or relevance. This is not beneficial to all participants in the process and diverts resources away from analyzing core issues arising under rule 14a-8 that are matters of interest to companies and shareholders alike. Therefore, when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading.

2. **If a company has received a timely proposal and the shareholder makes revisions to the proposal before the company submits its no-action request, must the company accept those revisions?**

No, but it *may* accept the shareholder's revisions. If the changes are such that the revised proposal is actually a different proposal from the original, the revised proposal could be subject to exclusion under

- rule 14a-8(c), which provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting; and
- rule 14a-8(e), which imposes a deadline for submitting shareholder proposals.

3. **If the shareholder decides to make revisions to his or her proposal after the company has submitted its no-action request, must the company address those revisions?**

No, but it *may* address the shareholder's revisions. We base our no-action response on the proposal included in the company's no-action request. Therefore, if the company indicates in a letter to us and the shareholder that it acknowledges and accepts the shareholder's changes, we will base our response on the revised proposal. Otherwise, we will base our response on the proposal contained in the company's original no-action request. Again, it is important for shareholders to note that, depending on the nature and timing of the changes, a revised proposal could be subject to exclusion under rule 14a-8(c), rule 14a-8(e), or both.

4. **If the shareholder decides to make revisions to his or her proposal after the company has submitted its no-action request, should the shareholder provide a copy of the revisions to us?**

Yes. All shareholder correspondence relating to the no-action request should be sent to us and the company. However, under rule 14a-8, no-action requests and shareholder responses to those requests are submitted to us. The proposals themselves are not submitted to us. Because proposals are submitted to companies for inclusion in their proxy materials, we will not address revised proposals unless the company chooses to acknowledge the changes.

5. **When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?**

We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements. The following table provides examples of the rule 14a-8 bases under which we typically allow revisions, as well as the types of permissible changes:

Basis	Type of revision that we may permit
Rule 14a-8(i)(1)	When a proposal would be binding on the company if approved by shareholders, we may permit the shareholder to revise the proposal to a recommendation or request that the board of directors take the action specified in the proposal.

Rule 14a-8(i)(2)	If implementing the proposal would require the company to breach existing contractual obligations, we may permit the shareholder to revise the proposal so that it applies only to the company's future contractual obligations.
Rule 14a-8(i)(3)	If the proposal contains specific statements that may be materially false or misleading or irrelevant to the subject matter of the proposal, we may permit the shareholder to revise or delete these statements. Also, if the proposal or supporting statement contains vague terms, we may, in rare circumstances, permit the shareholder to clarify these terms.
Rule 14a-8(i)(6)	Same as rule 14a-8(i)(2), above.
Rule 14a-8(i)(7)	If it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation, we may permit the shareholder to make this clarification.
Rule 14a-8(i)(8)	If implementing the proposal would disqualify directors previously elected from completing their terms on the board or disqualify nominees for directors at the upcoming shareholder meeting, we may permit the shareholder to revise the proposal so that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming shareholder meeting.
Rule 14a-8(i)(9)	Same as rule 14a-8(i)(8), above.

F. Other questions that arise under rule 14a-8.

1. May a reference to a website address in the proposal or supporting statement be subject to exclusion under the rule?

Yes. In some circumstances, we may concur in a company's view that it may exclude a website address under rule 14a-8(i)(3) because information contained on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. Companies seeking to exclude a website address under rule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

2. Rule 14a-8(i)(12) provides a basis for a company to exclude a proposal dealing with substantially the same subject matter as another proposal or proposals that previously has or have been included in the company's proxy materials. How does rule 14a-8(i)(12) operate?

Rule 14a-8(i)(12) operates as follows:

a. First, the company should look back three calendar years to see if it previously included a proposal or proposals dealing with substantially the same subject matter. If it has not, rule 14a-8(i)(12) is not available as a basis to exclude a proposal from this year's proxy materials.

b. If it has, the company should then count the number of times that a proposal or proposals dealing with substantially the same subject matter was or were included over the preceding five calendar years.

c. Finally, the company should look at the percentage of the shareholder vote that a proposal dealing with substantially the same subject matter received the last time it was included.

- If the company included a proposal dealing with substantially the same subject matter only once in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(i) if it received less than 3% of the vote the last time that it was voted on.

- If the company included a proposal or proposals dealing with substantially the same subject matter twice in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(ii) if it received less than 6% of the vote the last time that it was voted on.

- If the company included a proposal or proposals dealing with substantially the same subject matter three or more times in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(iii) if it received less than 10% of the vote the last time that it was voted on.

3. Rule 14a-8(i)(12) refers to calendar years. How do we interpret calendar years for this purpose?

Because a calendar year runs from January 1 through December 31, we do not look at the specific dates of company meetings. Instead, we look at the calendar year in which a meeting was held. For example, a company scheduled a meeting for April 25, 2002. In looking back three calendar years to determine if it previously had included a proposal or proposals dealing with substantially the same subject matter, any meeting held in calendar years 1999, 2000 or 2001 – which would include any meetings held between January 1, 1999 and December 31, 2001 – would be relevant under rule 14a-8(i)(12).

Examples

A company receives a proposal for inclusion in its 2002 proxy materials dealing with substantially the same subject matter as proposals that were voted on at the following shareholder meetings:

Calendar Year	1997	1998	1999	2000	2001	2002	2003
Voted on?	Yes	No	No	Yes	No	-	-
Percentage	4%	N/A	N/A	4%	N/A	-	-

May the company exclude the proposal from its 2002 proxy materials in reliance on rule 14a-8(i)(12)?

Yes. The company would be entitled to exclude the proposal under rule 14a-8(i)(12)(ii). First, calendar year 2000, the last time the company included a proposal dealing with substantially the same subject matter, is within the prescribed three calendar years. Second, the company included proposals dealing with substantially the same subject matter twice within the preceding five calendar years, specifically, in 1997 and 2000. Finally, the proposal received less than 6% of the vote on its last submission to shareholders in 2000. Therefore, rule 14a-8(i)(12)(ii), which permits exclusion when a company has included a proposal or proposals dealing with substantially the same subject matter twice in the preceding five calendar years and that proposal received less than 6% of the shareholder vote the last time it was voted on, would serve as a basis for excluding the proposal.

If the company excluded the proposal from its 2002 proxy materials and then received an identical proposal for inclusion in its 2003 proxy materials, may the company exclude the proposal from its 2003 proxy materials in reliance on rule 14a-8(i)(12)?

No. Calendar year 2000, the last time the company included a proposal dealing with substantially the same subject matter, is still within the prescribed three calendar years. However, 2000 was the only time within the preceding five calendar years that the company included a proposal dealing with substantially the same subject matter, and it received more than 3% of the vote at the 2000 meeting. Therefore, the company would not be entitled to exclude the proposal under rule 14a-8(i)(12)(i).

4. How do we count votes under rule 14a-8(i)(12)?

Only votes for and against a proposal are included in the calculation of the shareholder vote of that proposal. Abstentions and broker non-votes are not included in this calculation.

Example

A proposal received the following votes at the company's last annual meeting:

- **5,000 votes for the proposal;**
- **3,000 votes against the proposal;**
- **1,000 broker non-votes; and**
- **1,000 abstentions.**

How is the shareholder vote of this proposal calculated for purposes of rule 14a-8(i)(12)?

This percentage is calculated as follows:

$$\frac{\text{Votes For the Proposal}}{\text{(Votes Against the Proposal + Votes For the Proposal)}} = \text{Voting Percentage}$$

Applying this formula to the facts above, the proposal received 62.5% of the vote.

$$\frac{5{,}000}{3{,}000 + 5{,}000} = .625$$

G. How can companies and shareholders facilitate our processing of no-action requests or take steps to avoid the submission of no-action requests?

Eligibility and Procedural Issues

1. Before submitting a proposal to a company, a shareholder should look in the company's most recent proxy statement to find the deadline for submitting rule 14a-8 proposals. To avoid exclusion on the basis of untimeliness, a shareholder should submit his or her proposal well in advance of the deadline and by a means that allows the shareholder to demonstrate the date the proposal was received at the company's principal executive offices.

2. A shareholder who intends to submit a written statement from the record holder of the shareholder's securities to verify continuous ownership of the securities should contact the record holder before submitting a proposal to ensure that the record holder will provide the written statement and knows how to provide a written statement that will satisfy the requirements of rule 14a-8(b).

3. Companies should consider the following guidelines when drafting a letter to notify a shareholder of perceived eligibility or procedural defects:

   - provide adequate detail about what the shareholder must do to remedy all eligibility or procedural defects;

   - although not required, consider including a copy of rule 14a-8 with the notice of defect(s);

   - explicitly state that the shareholder must respond to the company's notice within 14 calendar days of receiving the notice of defect(s); and

   - send the notification by a means that allows the company to determine when the shareholder received the letter.

4. Rule 14a-8(f) provides that a shareholder's response to a company's notice of defect(s) must be postmarked, or transmitted electronically, no later than 14 days from the date the shareholder received the notice of defect(s). Therefore, a shareholder should respond to the company's notice of defect(s) by a means that allows the shareholder to demonstrate when he or she responded to the notice.

5. Rather than waiting until the deadline for submitting a no-action request, a company should submit a no-action request as soon as possible after it receives a proposal and determines that it will seek a no-action response.

6. Companies that will be submitting multiple no-action requests should submit their requests individually or in small groups rather than waiting and

sending them all at once. We receive the heaviest volume of no-action requests between December and February of each year. Therefore, we are not able to process no-action requests as quickly during this period. Our experience shows that we often receive 70 to 80 no-action requests a week during our peak period and, at most, we can respond to 30 to 40 requests in any given week. Therefore, companies that wait until December through February to submit all of their requests will have to wait longer for a response.

7. Companies should provide us with all relevant correspondence when submitting the no-action request, including the shareholder proposal, any cover letter that the shareholder provided with the proposal, the shareholder's address and any other correspondence the company has exchanged with the shareholder relating to the proposal. If the company provided the shareholder with notice of a perceived eligibility or procedural defect, the company should include a copy of the notice, documentation demonstrating when the company notified the shareholder, documentation demonstrating when the shareholder received the notice and any shareholder response to the notice.

8. If a shareholder intends to reply to the company's no-action request, he or she should try to send the reply as soon as possible after the company submits its no-action request.

9. Both companies and shareholders should promptly forward to each other copies of all correspondence that is provided to us in connection with no-action requests.

10. Due to the significant volume of no-action requests and phone calls we receive during the proxy season, companies should limit their calls to us regarding the status of their no-action request.

11. Shareholders who write to us to object to a company's statement in opposition to the shareholder's proposal also should provide us with copies of the proposal as it will be printed in the company's proxy statement and the company's proposed statement in opposition.

Substantive Issues

1. When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1).

2. When drafting a proposal, shareholders should consider what actions are within a company's power or authority. Proposals often request or require action by the company that would violate law or would not be within the power or authority of the company to implement.

3. When drafting a proposal, shareholders should consider whether the proposal would require the company to breach existing contracts. In our experience, we have found that proposals that would result in the company breaching existing contractual obligations face a much greater likelihood of being excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both. This is because implementing the proposals may require the company to violate law or may not be within the power or authority of the company to implement.

4. In drafting a proposal and supporting statement, shareholders should avoid making unsupported assertions of fact. To this end, shareholders should provide factual support for statements in the proposal and supporting statement or phrase statements as their opinion where appropriate.

5. Companies should provide a supporting opinion of counsel when the reasons for exclusion are based on matters of state or foreign law. In determining how much weight to afford these opinions, one factor we consider is whether counsel is licensed to practice law in the jurisdiction where the law is at issue. Shareholders who wish to contest a company's reliance on a legal opinion as to matters of state or foreign law should, but are not required to, submit an opinion of counsel supporting their position.

H. Conclusion

Whether or not you are familiar with rule 14a-8, we hope that this bulletin helps you gain a better understanding of the rule, the no-action request process and our views on some issues and questions that commonly arise during our review of no-action requests. While not exhaustive, we believe that the bulletin contains information that will assist both companies and shareholders in ensuring that the rule operates more effectively. Please contact us with any questions that you may have regarding information contained in the bulletin.

Greenberg, Jamie [Legal]

From: O'Toole, Beverly L [Legal]
Sent: Wednesday, December 22. 2010 5:06 PM
To: 'pflaherty@nlpc.org'; *** FISMA & OMB Memorandum M-07-16 ***
Subject: The Goldman Sachs Group, Inc.

Peter:

Below is a copy of the letter that was sent by UPS Overnight yesterday.

Yours truly,

Bev O'Toole



Ltr from BOT to
Nat Legal and ...

Beverly O'Toole
Managing Director and Associate General Counsel
Goldman, Sachs & Co.
200 West Street, 15th Floor
New York, New York 10282-2198
telephone: 212-357-1584
facsimile: 212-428-9103

From: Peter Flaherty *** FISMA & OMB Memorandum M-07-16 ***
To: O'Toole, Beverly L [Legal]
Sent: Fri Dec 24 10:22:06 2010
Subject: Re: The Goldman Sachs Group, Inc.

Beverly, I've attached a letter from Fidelity dated 12/23/10. If you would acknowledge receipt by return email, I would be grateful.

Merry Christmas,

Peter Flaherty
President
National Legal and Policy Center
107 Park Washington Court
Falls Church, VA 22046

703-237-1970
703-237-2090 fax
*** FISMA & OMB Memorandum M-07-16 ***

From: "O'Toole, Beverly L [Legal]" <Beverly.OToole@gs.com>
To: "pflaherty@nlpc.org" <pflaherty@nlpc.org>; ' *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wed, December 22, 2010 5:05:51 PM
Subject: The Goldman Sachs Group, Inc.

Peter:

Below is a copy of the letter that was sent by UPS Overnight yesterday.

Yours truly,

Bev O'Toole

Beverly O'Toole
Managing Director and Associate General Counsel
Goldman, Sachs & Co.
200 West Street, 15th Floor
New York, New York 10282-2198

telephone: 212-357-1584
facsimile: 212-428-9103



Personal and Workplace Investing

Mail: P.O. Box 770001, Cincinnati, OH 45277 0045
Office: 500 Salem Street, Smithfield, RI 02917

December 23, 2010

Corporate Secretary
Goldman Sachs

Re: Shareholder Resolution of National Legal and Policy Center

To Whom It May Concern:

This letter is in response to a request from Mr. Peter Flaherty, President of the National Legal and Policy Center.

Please be advised that Fidelity Investments has held 27 shares of Goldman Sachs beneficially for the National Legal and Policy Center since June 13, 2008.

Per Mr. Peter Flaherty; the National Legal and Policy Center is a proponent of a shareholder proposal submitted to the company in accordance with rule 14(a)-8 of the Securities and Exchange Act of 1934.

I hope you find this information helpful. If you have any questions regarding this issue, please contact a Fidelity representative at 800-544-6666 for assistance.

Sincerely,

Joe Riker
Client Service Specialist

Our File: W547743-05NOV10

From: O'Toole, Beverly L [Legal]
Sent: Friday, December 24, 2010 10:29 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Re: The Goldman Sachs Group, Inc.

Got it Peter, and thank you very much for your prompt response. A very merry Christmas to you and yours.

Bev

From: Peter Flaherty *** FISMA & OMB Memorandum M-07-16 ***
To: O'Toole, Beverly L [Legal]
Sent: Fri Dec 24 10:22:06 2010
Subject: Re: The Goldman Sachs Group, Inc.

Beverly, I've attached a letter from Fidelity dated 12/23/10. If you would acknowledge receipt by return email, I would be grateful.

Merry Christmas,

Peter Flaherty
President
National Legal and Policy Center
107 Park Washington Court
Falls Church, VA 22046

703-237-1970
703-237-2090 fax
*** FISMA & OMB Memorandum M-07-16 ***

From: "O'Toole, Beverly L [Legal]" <Beverly.OToole@gs.com>
To: "pflaherty@nlpc.org" <pflaherty@nlpc.org>; *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wed, December 22, 2010 5:05:51 PM
Subject: The Goldman Sachs Group, Inc.

Peter:

Below is a copy of the letter that was sent by UPS Overnight yesterday.

Yours truly,

Bev O'Toole

Beverly O'Toole
Managing Director and Associate General Counsel
Goldman, Sachs & Co.
200 West Street, 15th Floor

New York, New York 10282-2198
telephone: 212-357-1584
facsimile: 212-428-9103

EXHIBIT B

National Legal and Policy Center



"promoting ethics in public life"

fax cover sheet

TO: BEVERLY O'TOOLE
ASST. SECRETARY

FR: PETER FLAHERTY

Pages to follow 4 (not including this page)

MY EMAILS: pflaherty@nlpc.org

*** FISMA & OMB Memorandum M-07-16 ***

107 Park Washington Court • Falls Church, VA 22046
phone 703-237-1970 • fax 703-237-2090

National Legal and Policy Center



"promoting ethics in public life"

Founded 1991

December 7, 2009

Mr. John F. W. Rogers
Secretary of the Board of Directors
The Goldman Sachs Group, Inc.
85 Broad Street
30th Floor
New York, NY 10004

VIA FAX 212-428-9103

Dear Mr. Rogers:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Goldman Sachs ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

National Legal and Policy Center (NLPC) is the beneficial owner of 27 shares of the Company's common stock, which shares have been held continuously for more than a year prior to this date of submission. NLPC intends to hold the shares through the date of the Company's next annual meeting of shareholders. The attached letter contains the record holder's appropriate verification of NLPC's beneficial ownership of the aforementioned Company stock.

The Proposal is submitted in order to promote shareholder value by requesting a Global Warming Science Report.

I will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact me at the number below. Copies of correspondence or a request for a "no-action" letter should be forwarded to me at the address below.

Sincerely,

Peter Flaherty
President

Enclosures: Shareholder Resolution: Global Warming Science Report
Letter from Fidelity

107 Park Washington Court • Falls Church, VA • 22046
703-237-1970 • fax 703-237-2090 • www.nlpc.org

Global Warming Science Report

Resolved: The shareholders request that the Board of Directors prepare by October 2010, at reasonable expense and omitting proprietary information, a global warming report. The report may discuss:

1) Specific scientific data and studies relied on to formulate Goldman Sachs' original climate policy in 2005, as well as data and studies relied on since that time.

2) Extent to which Goldman Sachs now believes human activity will significantly alter global climate.

3) Estimate of costs and benefits to Goldman Sachs of its climate policy.

Supporting Statement:

In 2005, Goldman Sachs established its "Environmental Policy Framework," which stated:

> "Goldman Sachs acknowledges the scientific consensus, led by the Intergovernmental Panel on Climate Change (IPPC), that climate change is a reality and that human activities are largely responsible for increasing concentrations of greenhouse gases in the earth's atmosphere."

IPPC, an organization of the United Nations, does not conduct its own scientific research but relies on the research of others, such as the Climatic Research Unit (CRU) of the University of East Anglia.

In late 2008, CRU became embroiled in the "Climategate" controversy, after hacked emails and documents were placed on the internet suggesting that CRU and/or collaborating scientists elsewhere:

1) Sought to exaggerate data supportive of global warming.

2) Sought to suppress data at odds with global warming, including the use of a "trick" to "hide the decline" in temperatures.

3) Sought to exclude scientists skeptical of global warming from peer-reviewed journals, so that their research could be dismissed because it is not peer-reviewed.

4) Exhibited a harsh and political prejudice toward skeptics, contrary to the spirit and ethics of scientific inquiry. CRU director Phil Jones characterized the death of a skeptic as "cheering news."

5) Destroyed original climate data on which some CRU findings were based.

Global warming is cited as a rationale for "cap and trade" legislation. A 2009 Heritage Foundation study estimated that the Waxman-Markey bill would destroy over 1.1 million jobs, hike electricity rates 90 percent, and reduce the U.S. gross domestic product by nearly $10 trillion over the next 25 years. How is this in the interests of Goldman Sachs shareholders?

In 2007, Goldman Sachs and others bought out the energy firm TXU. According to a TXU press release, the transaction resulted in the cancellation of 8 of 11 planned coal-fired power plants "preventing 56 million tons of annual carbon emissions." The buyout was "endorsed by Environmental Defense and Natural Resources Defense Council."

Thus, because of a policy based on unsettled science and pushed by outside pressure groups, millions of consumers will be denied the opportunity to buy more affordable electricity produced from an abundant domestic resource. How is this in our national interest, or in the interests of ordinary Americans?

National Financial Services, LLC
Operations and Services Group

500 Salem Street OS2S, Smithfield, RI 02917


Fidelity
INVESTMENTS

November 17, 2009

Corporate Secretary
Goldman Sachs

Re: Shareholder Resolution of National Legal and Policy Center

To Whom It May Concern:

This letter is in response to a request from Mr. Peter Flaherty, President of the National Legal and Policy Center.

Please be advised that Fidelity Investments has held 27 shares of Goldman Sachs beneficially for the National Legal and Policy Center since June 13, 2008.

Per Mr. Peter Flaherty; the National Legal and Policy Center is a proponent of a shareholder proposal submitted to the company in accordance with rule 14(a)-8 of the Securities and exchange act of 1934.

I hope you find this information helpful. If you have any questions regarding this issue, please contact a Fidelity representative at 800-544-6666 for assistance.

Sincerely,

Joe Riker

Joe Riker
Client Service Specialist

Our File: W596172-13NOV09

EXHIBIT C

action fund
management, LLC
12309 briarbush lane
potomac, md 20854
t 301/258 2852
f 301/330 3440

BY FAX

October 23, 2007

Mr. John F.W. Rogers
Secretary of the Board of Directors
The Goldman Sachs Group, Inc.
85 Broad Street, 30th Floor
New York, NY 10004

Dear Mr. Rogers:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in The Goldman Sachs Group, Inc. (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Free Enterprise Action Fund (FEAOX) is the beneficial owner of approximately 372 shares of the Company's common stock, 223 shares of which have been held continuously for more than a year prior to this date of submission. The FEAOX intends to hold the shares through the date of the Company's next annual meeting of shareholders. Proof of ownership will be submitted by separate correspondence.

The FEAOX's designated representatives on this matter are Mr. Steven J. Milloy and Dr. Thomas J. Borelli, both of Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854. Action Fund Management, LLC is the investment adviser to the FEAOX. Either Mr. Milloy or Dr. Borelli will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Mr. Milloy at 301-258-2852. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Milloy c/o Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854.

Sincerely,

Steven J. Milloy
Managing Partner
Investment Adviser to the FEAOX, Owner of Goldman Sachs Common Stock

Attachment: Shareholder Proposal: Sustainability Report

Sustainability Report

Resolved: The shareholders request that the Board of Directors prepare by October 2008, at reasonable expense and omitting proprietary information, a Sustainability Report. The report may include:

1. Goldman's operating definition of sustainability;
2. A review of current Goldman policies, practices and projects related to social, environmental and economic sustainability; and
3. A summary of long-term plans to integrate sustainability objectives with Goldman's operations.

Supporting Statement:

Goldman's past actions appear inconsistent with its own Environmental Policy, which states: "We can make a significant positive contribution to... sustainable forestry... through market-based solutions;" and "In pursuing [sustainability] we will not stray from our central business objective of creating long-term value for our shareholders..."

Goldman justified its much-touted 2004 donation of 680,000 acres of forest land in Tierra del Fuego, Chile to an environmental group by stating, "... the best way to maximize the value of the land was to purchase it for conservation." The facts indicate this is not so.

Prior to Goldman's intervention, the Chilean land was the site of a sustainable forestry plan regarded by experts as highly innovative, pro-environment, and unprecedented in both scale and promise. The land owner, U.S.-based Trillium Corporation, had rescued it from clear-cutting and was committed to preserving 70% of the land for conservation while generating revenues of up to $150 million/year in perpetuity by developing the remainder.

The project was nonetheless vigorously opposed by various "deep ecology" activist groups, who oppose even minimal development of natural resources. A 9-year long activist-forced delay and subsequent collapse of Trillium's lender made the lands vulnerable to takeover at a distressed debt auction. Goldman aggressively outbid Trillium for notes secured by the land.

Though Goldman initially represented to Trillium that it would permit the project to continue, Goldman sued Trillium and took the land in settlement. Upon advice from The Nature Conservancy, Goldman then donated the land to the Wildlife Conservation Society for the purpose of creating a nature preserve. Then-Goldman CEO Hank Paulson was chairman of the Nature Conservancy at that time. Paulson's son was a WCS official.

Colgate University researchers subsequently concluded that Goldman's donation to WCS was a less desirable outcome than Trillium's project since it deprived the world of a pioneering and much-needed example of large-scale sustainable development and because it would have considerably helped the depressed local economy. (*Geoforum*, July 2006).

The researchers said the Goldman/WCS nature preserve outcome was at least partially based on a faulty, if not false, rationale – long touted by anti-development opponents of Trillium's project – that ecotourism was a suitable sustainable development option for the land and surrounding communities. The researchers noted that claims about ecotourism as a sustainable development option are often used by environmental groups that are also vying for control of targeted lands.

Goldman shareholders expect that sustainable development projects involving the company will benefit both shareholders and the environment as promised by company policy. Goldman's Tierra del Fuego land transactions failed to accomplish either objective.

EXHIBIT D

THE NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
President

David A. Ridenour
Vice President

December 7, 2010


John Rogers
DEC - 8 2010
Received

Mr. John F. Rogers
Secretary to the Board of Directors
Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

Dear Mr. Rogers:

I hereby submit the enclosed shareholder proposal (the "Proposal") for inclusion in the Goldman Sachs Group Inc. (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The National Center for Public Policy Research (the "Proponent") is the beneficial owner of 23 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Proponent intends to hold the shares through the date of the Company's next annual meeting of shareholders. Proof of ownership is attached.

If you have any questions or wish to discuss the Proposal, please contact me at 202-543-4110. Copies of correspondence or a request for a "no-action" letter should be forwarded to me at 501 Capitol Court, NE, Suite 200, Washington, D.C. 20002.

Sincerely,



Amy Ridenour
President

Attachments: 1 - Shareholder Proposal
2 - Stock Proof of Ownership

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 * Fax (202) 543-5975
info@nationalcenter.org * www.nationalcenter.org

Climate Change Risk Disclosure

Resolved: The shareholders request that the Board of Directors prepare, by November 2011, at reasonable expense and omitting proprietary information, a report disclosing the business risk related to developments in the political, legislative, regulatory and scientific landscape regarding climate change.

Supporting Statement

In 2010, the Securities and Exchange Commission (SEC) issued interpretive guidance on disclosure requirements regarding developments relating to climate change. Codifying SEC guidance would fully comply with the candid disclosure of business risks that is embedded in SEC policy and it would serve in the best interest of the company and shareholders.

Goldman Sachs will be materially affected by developments concerning climate change. The Company's Environmental Markets Group has $3 billion of investments in renewable energy, and the environmental policy framework says its commitment to "finding effective market-based solutions to address climate change" will be significantly affected by changes in climate science and the prospects for related government action.

Government action on climate change is based on the hypothesis that industrial activity, principally through the emission of greenhouse gases, are responsible for global warming.

The quality, integrity and accuracy of global warming science has been called into question:

- Documents and emails released from the Climatic Research Unit (CRU) of the University of East Anglia in late 2009 exposed vulnerabilities in the reliability and objectivity of key information provided to the United Nations' influential Intergovernmental Panel on Climate Change (IPCC).

- In 2010 the IPCC acknowledged its Nobel Prize-winning 2007 report on which significant government initiatives rely included inaccuracies and exaggerated claims based on questionable data sources.

Changes in the political landscape bring uncertainty to business plans based on government action on climate change.

- The transfer of the U.S. House of Representatives from Democrat to Republican control reduced the likelihood that any cap-and-trade legislation will be adopted by Congress.

- The failure to price carbon dioxide through federal cap-and-trade legislation has had a negative impact on the carbon trading market.

- According to Bloomberg, "Futures contracts in the U.S. Northeast's carbon market fell to their lowest level in six weeks after President Barack Obama backed away from the national cap-and-trade program he once sought."

- The Chicago Climate Exchange's decision to shut down its greenhouse gas trading program was attributed to the failure of Congress to enact climate-change legislation.

Economic and government fiscal considerations can affect business investments:

- Demand for renewable energy products is affected by government subsidies, but this source of funding can suddenly be reduced or eliminated. For instance, budget deficits in European countries resulted in subsidy cuts for wind and solar energy, creating uncertainty for investors.

Shareholders need transparency and full disclosure to be able to fully evaluate the business risk associated with developments in the scientific, political, legislative and regulatory landscape regarding climate change.



UBS Financial Services Inc.
1501 K Street NW, Ste 1100
Washington, DC 20005
Tel. 202-585-5335
Fax 202-585-5317
800-385-9989

Brian J. Morris
Financial Advisor, CFP®
Brian.Morris@ubs.com

www.ubs.com

December 7, 2010

Corporate Secretary
Goldman Sachs Inc.

Re: Shareholder Resolution for the National Center for Public Policy Research

Dear Sir or Madame,

UBS holds 23 shares of Goldman Sachs Inc. (the "Company") common stock beneficially for the National Center for Public Policy Research, the proponent of a shareholder proposal submitted to Goldman Sachs Inc. and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock held by UBS have been beneficially owned by the National Center for Public Policy Research continuously for more than one year prior to the submission of its resolution. These shares were purchased on October 29, 2009 and UBS continues to hold the said stock.

Please contact me if there are any questions regarding this matter.

Sincerely,

Brian J. Morris, CFP®
Financial Advisor

cc: David Almasi, National Center for Public Policy Research

EXHIBIT E

The Goldman Sachs Group, Inc. | 200 West Street | New York, New York 10282-2198
Tel: 212-902-4762 | Fax: 646-446-0330

Gregory K. Palm
Executive Vice President
General Counsel

Goldman
Sachs

December 20, 2010

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc. – Request to Omit Shareholder Proposal of the National Center for Public Policy Research

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2011 Annual Meeting of Shareholders (together, the "2011 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from the National Center for Public Policy Research. The full text of the Proposal and all other relevant correspondence with the proponent is attached as Exhibit A.

The Company believes it may properly omit the Proposal from the 2011 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2011 Proxy Materials.

This letter, including Exhibits A, B and C, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the shareholder proponent as notification of the Company's intention to omit the Proposal from the 2011 Proxy Materials.

I. The Proposal

The resolution included in the Proposal reads as follows:

"Resolved: The shareholders request that the Board of Directors prepare, by November 2011, at reasonable expense and omitting proprietary information, a report disclosing the business risk related to developments in the political, legislative, regulatory and scientific landscape regarding climate change."

The supporting statement included in the Proposal is set forth in Exhibit A.

II. Reasons for Omission

We believe that the Proposal may properly be excluded from the 2011 Proxy Materials pursuant to (i) Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations (i.e., disclosure of business risk) and (ii) Rule 14a-8(i)(12)(ii) because the Proposal deals with substantially the same subject matter as prior proposals that were included in the Company's 2008 and 2010 proxy statements, and which did not receive the support necessary for resubmission.

A. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations (i.e., disclosure of business risk).

The Proposal is properly excludable pursuant to Rule 14a-8(i)(7) because the Proposal pertains to matters of the Company's ordinary business operations – namely, disclosure of business risk. Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 40018, Amendments to Rules on Shareholder Proposals,* [1998 Transfer Binder] *Fed. Sec. L. Rep. (CCH) ¶ 86,018, at 80,539* (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 86,017–18 (footnote omitted).

Prior to the issuance of *Staff Legal Bulletin No. 14E* (Oct. 27, 2009), the Staff had established that proposals that seek an assessment of the potential risks or liabilities faced by a company as a result of developments related to climate change or the environment are excludable "under Rule 14a-8(i)(7) as relating to [the company's] ordinary business operations (i.e., evaluation of risk)." *Assurant, Inc.* (Mar. 17, 2009) (proposal requesting that the board prepare a report concerning the company's plans to address climate change excludable under Rule 14a-8(i)(7)); *see also OGE Energy Corp.* (Feb. 27, 2008) (proposal requesting that the board provide a report describing how the company was assessing the impact of climate change on the company, the company's plans to disclose this assessment to shareholders, and the rationale for not disclosing such information through other reporting mechanisms excludable under Rule 14a-8(i)(7)); *Centex Corp.* (May 14, 2007) (proposal that the board assess how the company is responding to rising regulatory, competitive and public pressure to address climate change excludable under Rule 14a-8(i)(7)); *Wachovia Corp.* (Jan. 28, 2005) (proposal requesting that the board report to shareholders on the effect on the company's business strategy of the risks created by global climate change excludable under Rule 14a-8(i)(7)); *The Chubb Corporation* (Jan. 25, 2004) (proposal requesting the board to prepare a report providing comprehensive assessment of the company's strategies to address the impacts of climate change on its business excludable under Rule 14a-8(i)(7)).

In Staff Legal Bulletin No. 14E, the Staff stated that going forward, with respect to proposals that request risk-related reports, it will look to the subject matter of the report to determine "whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company." We believe that under this standard, the Proposal, which requests a report on the *business risk to the Company*, and not a report on the environmental impact of the Company's operations, should clearly be excludable.

Following the issuance of Staff Legal Bulletin No. 14E, the Staff's basis for not permitting exclusion of an environment-related risk proposal has been that the particular proposal "focuses primarily on the environmental impacts of [the company's] operations." *See, e.g., Chesapeake Energy Corp.* (Apr. 13, 2010); *Ultra Petroleum Corp.* (Mar. 26, 2010); *EOG Resources, Inc.* (Feb. 3, 2010); *Cabot Oil & Gas Corp.* (Jan. 28, 2010); *PPG Industries, Inc.* (Jan. 15, 2010). Conversely, the Staff has permitted exclusion of an environment-related proposal where "the proposal addresses matters beyond the environmental impact of [the company's] decisions." *See JPMorgan Chase & Co.* (Mar. 12, 2010); *Bank of America Corp.* (Feb. 24, 2010). In this case, the Proposal exclusively addresses the disclosure of the business impact of climate change on the Company and does not address in any way the environmental impact of the Company's activities on climate change or the environment.

This analysis is consistent with the test set forth in Staff Legal Bulletin No. 14E because the subject matter of the disclosure requested, i.e., the business risk to the Company resulting from climate change, does not transcend "the day-to-day business matters of the company" — in fact, producing the desired report would entail a detailed analysis of the day-to-day operations of the Company to determine how its ordinary business operations, client base and revenue sources could be impacted by climate change. The underlying subject matter of the requested report — i.e., the Company's business risk relating to climate change — is simply not a significant policy issue. Rather, the Proposal attempts to solicit business risk disclosure of the type that the Commission's disclosure rules typically govern. The supporting statement to the Proposal makes clear that a goal of the Proposal is to "codify" the Commission's interpretative guidance on disclosure.

We believe that the Staff's analysis in *SunTrust Banks, Inc.* (Jan. 13, 2010) is illustrative in this regard. In *SunTrust Banks*, the Staff denied exclusion of an environment-related proposal requesting that the board prepare a "sustainability report describing strategies to address the environmental and social impacts *of* the company's business, including strategies to address climate change." (emphasis added). In reaching its decision, the Staff noted that the proposal focused primarily on climate change and sustainability and that the Staff was "unable to agree with [the company's] assertion that the proposal focuses on business and competitive issues." In the Company's case, there is no question that the Proposal focuses purely on business issues. The requested report is specifically relating to the "business risk" *to* the Company and does not relate to the environmental impact *of* the Company's business. Further, the supporting statement emphasizes the importance of "candid disclosure of business risks," states that "Goldman Sachs will be materially affected by developments involving climate change," and references "uncertainty to business plans," the effect on "business investments" and the need for shareholders to have "transparency and full disclosure to be able to fully evaluate the business risk." These are not matters of social policy, but rather the day-to-day operations of the Company.

We note in particular that both the resolution and the supporting statement included in the Proposal focus on the impact on the Company's business of legislation and regulation relating to climate change, and on cap-and-trade legislation specifically. The Staff has consistently allowed companies to exclude proposals under Rule 14a-8(i)(7) where the proposals addressed the impact of particular legal or regulatory developments. *See, e.g., Yahoo!* (Apr. 5, 2007) (proposal relating to the effect of government regulation of the internet excludable under Rule 14a-8(i)(7)); *General Electric Co.* (Jan. 30, 2007) (proposal that the Staff describes as relating to "evaluating the impact of government regulation on the company" excludable under Rule 14a-8(i)(7)).

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from the 2011 Proxy Materials.

B. The Proposal may be excluded under Rule 14a-8(i)(12)(ii) because it deals with substantially the same subject matter as prior proposals.

Rule 14a-8(i)(12)(ii) permits the exclusion of a shareholder proposal that deals with "substantially the same subject matter" as other proposals that have been previously included in a company's proxy materials at least two times within the preceding five calendar years, and which received less than 6% of the vote on its last submission to shareholders. The Commission has indicated that the requirement in Rule 14a-8(i)(12) that the proposals must deal with "substantially the same subject matter" does not mean that the previous proposals and the current proposal must be identical. Rather, the proposals must deal with "substantially the same subject matter." *Exchange Act Release No. 34-20091, Amendments to Rule 14a-8 Relating to Proposals by Security Holders, [1983-1984 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶83,417, at 86,205* (Aug. 16, 1983) (the "1983 Release"). In particular, the Commission has indicated that decisions to exclude a shareholder proposal on the basis of Rule 14a-8(i)(12) will be driven by the "substantive concerns raised by a proposal rather than the specific language or actions proposed [by the proposal]." *Id.* at 86,205–06.

In applying this standard, the Staff has focused on the substantive concerns raised by the proposal as the essential consideration. Under this standard, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal shares similar social and policy issues with a prior proposal, even if it recommends that the company take different actions and uses different language. *See, e.g., Wells Fargo & Co. (Northstar)* (Feb. 11, 2009) (proposal requiring a report of the company's home preservation rates from 2003 to 2008 and requesting that the data therein should be disaggregated based on race was excludable because it dealt with substantially the same subject matter as prior proposals that requested a report on the racial and ethnic disparities in the cost of loans provided by the company).

In *General Motors Corp.* (Apr. 4, 2002), the Staff permitted exclusion of a shareholder proposal recommending that the board publish annually a "Scientific Report on Global Warming/Cooling," which would include specific data such as temperature measurements, the effects of atmospheric gases, sun radiation, and carbon dioxide production and a costs and benefits analysis related to global warming and cooling, on the basis that it dealt with "substantially the same subject matter" as prior proposals that requested a report on the greenhouse gas emissions from the company's operations or from its products, including information related to actions taken by the company in respect of and the risks and liabilities related to reducing those emissions and damages associated with climate change. Similarly, in *General Electric Co.* (Jan. 29, 1999), the Staff permitted exclusion of a proposal requesting a report examining the feasibility of the company's withdrawal from the promotion and production of new nuclear power reactors and the decommissioning of the reactors currently on the line, including, among other things, the environmental impacts from the company's participation in nuclear power because the proposal dealt with "substantially the same subject matter" as a prior proposal that requested that management assist in closing nuclear operations. In *General Electric Co.*, the Staff took particular note of the fact that "the proposals submitted to votes [previously], when viewed together with their supporting statements, appear to focus on decommissioning reactors and halting the company's promotion of nuclear power." *See also Abbott Laboratories* (Jan. 27, 2010) (proposal that the company include information on animal use in an annual report was excludable because it dealt with substantially the same subject matter as a previous proposal to commit to using non-animal testing); *Dow Chemical Co.* (Mar. 5, 2009) (proposal that the company report on expenditures relating to health and environmental consequences of a particular product was excludable because it dealt with substantially the same subject matter as previous proposals that requested a report on the extent to which Dow products may cause or exacerbate asthma).

The Proposal, similar to the precedent letters cited above, deals with "substantially the same subject matter" as two prior proposals that were included in the Company's proxy statements for the 2008 and 2010 Annual Meetings of Shareholders (the "2008 Proposal" and the "2010 Proposal," collectively the "Prior Proposals"), the vote for which fell short of the 6% required for the resubmission of a substantially similar proposal under Rule 14a-8(i)(12)(ii).

The Proposal generally requests that the board prepare a report disclosing the business risk related to political, legislative, regulatory and scientific developments regarding climate change. The 2010 Proposal (attached hereto as Exhibit B) requested that the board prepare a "global warming report", which may discuss, among other things, an estimate of costs and benefits to the Company of its climate policy. The 2008 Proposal (attached hereto as Exhibit C) was phrased as requiring a "Sustainability Report" that may include: 1) the Company's operating definition of sustainability; 2) a review of current Company policies, practices and projects related to social, environmental and economic sustainability; and 3) a summary of long-term plans to integrate sustainability objectives with the Company's operations.

Applying the standard for exclusion utilized by the Staff, the Proposal and the Prior Proposals (collectively, the "Submissions") when viewed together with their supporting statements, all appear to focus on the impact of environmental issues on the Company's business decisions and operations. While the Submissions are worded as requesting seemingly different corporate actions, they all request an analysis of the ways in which the Company's business is impacted by environment-related developments. The Proposal expressly asks that the board disclose the "business risks" to the Company from climate change. The 2010 Proposal mirrors this goal by asking for "costs and benefits" to the Company of its climate policy. Similarly, the 2008 Proposal asks for a review of Company policies, practices and projects that relate to social, environmental and economic sustainability.

While the 2008 Proposal does not solely reference environmental sustainability or climate change, its supporting statement makes clear that environment-related policies are the intended focus of the proposal. The supporting statement criticizes the Company's dealings in Tierra del Fuego, Chile, as being inconsistent with the Company's "Environmental Policy" and states that "shareholders expect that sustainable development projects . . . will benefit both shareholders and the environment as promised by company policy." Notably, the Submissions all quote and reference the Company's "Environmental Policy Framework" in their supporting statements. In fact, the supporting statement in the 2008 Proposal does not mention any aspect of sustainability other than the environment.

At the Company's Annual Meeting of Shareholders held on May 7, 2010, the 2010 Proposal received 11,083,048 votes in favor and 311,133,916 votes against. The votes "for" constituted approximately 3.56% of the votes cast in regard of the proposal. In determining this percentage of votes cast in favor of the proposal, the Company has disregarded abstentions and broker non-votes in accordance with the Commission's position on counting votes for purposes of Rule 14a-8(i)(12). *See Staff Legal Bulletin No. 14* (July 13, 2001). This vote fell short of the 6% required for the resubmission of a substantially similar proposal under Rule 14a-8(i)(12)(ii).

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from the 2011 Proxy Materials.

******

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact Beverly L. O'Toole (212-357-1584) or the undersigned (212-902-4762). Thank you for your attention to this matter.

Very truly yours,



Gregory K. Palm

Attachment

cc: Amy Ridenour, The National Center for Public Policy Research (w/attachment)

EXHIBIT A

THE NATIONAL CENTER
★★★
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
President

David A. Ridenour
Vice President

December 7, 2010


John Rogers
DEC - 6 2010
Received

Mr. John F. Rogers
Secretary to the Board of Directors
Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

Dear Mr. Rogers:

I hereby submit the enclosed shareholder proposal (the "Proposal") for inclusion in the Goldman Sachs Group Inc. (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The National Center for Public Policy Research (the "Proponent") is the beneficial owner of 23 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Proponent intends to hold the shares through the date of the Company's next annual meeting of shareholders. Proof of ownership is attached.

If you have any questions or wish to discuss the Proposal, please contact me at 202-543-4110. Copies of correspondence or a request for a "no-action" letter should be forwarded to me at 501 Capitol Court, NE, Suite 200, Washington, D.C. 20002.

Sincerely,

Amy Ridenour

Amy Ridenour
President

Attachments: 1 - Shareholder Proposal
2 - Stock Proof of Ownership

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

Climate Change Risk Disclosure

Resolved: The shareholders request that the Board of Directors prepare, by November 2011, at reasonable expense and omitting proprietary information, a report disclosing the business risk related to developments in the political, legislative, regulatory and scientific landscape regarding climate change.

Supporting Statement

In 2010, the Securities and Exchange Commission (SEC) issued interpretive guidance on disclosure requirements regarding developments relating to climate change. Codifying SEC guidance would fully comply with the candid disclosure of business risks that is embedded in SEC policy and it would serve in the best interest of the company and shareholders.

Goldman Sachs will be materially affected by developments concerning climate change. The Company's Environmental Markets Group has $3 billion of investments in renewable energy, and the environmental policy framework says its commitment to "finding effective market-based solutions to address climate change" will be significantly affected by changes in climate science and the prospects for related government action.

Government action on climate change is based on the hypothesis that industrial activity, principally through the emission of greenhouse gases, are responsible for global warming.

The quality, integrity and accuracy of global warming science has been called into question:

- Documents and emails released from the Climatic Research Unit (CRU) of the University of East Anglia in late 2009 exposed vulnerabilities in the reliability and objectivity of key information provided to the United Nations' influential Intergovernmental Panel on Climate Change (IPCC).

- In 2010 the IPCC acknowledged its Nobel Prize-winning 2007 report on which significant government initiatives rely included inaccuracies and exaggerated claims based on questionable data sources.

Changes in the political landscape bring uncertainty to business plans based on government action on climate change.

- The transfer of the U.S. House of Representatives from Democrat to Republican control reduced the likelihood that any cap-and-trade legislation will be adopted by Congress.
- The failure to price carbon dioxide through federal cap-and-trade legislation has had a negative impact on the carbon trading market.
- According to Bloomberg, "Futures contracts in the U.S. Northeast's carbon market fell to their lowest level in six weeks after President Barack Obama backed away from the national cap-and-trade program he once sought."
- The Chicago Climate Exchange's decision to shut down its greenhouse gas trading program was attributed to the failure of Congress to enact climate-change legislation.

Economic and government fiscal considerations can affect business investments:

- Demand for renewable energy products is affected by government subsidies, but this source of funding can suddenly be reduced or eliminated. For instance, budget deficits in European countries resulted in subsidy cuts for wind and solar energy, creating uncertainty for investors.

Shareholders need transparency and full disclosure to be able to fully evaluate the business risk associated with developments in the scientific, political, legislative and regulatory landscape regarding climate change.



UBS Financial Services Inc.
1501 K Street NW, Ste 1100
Washington, DC 20005
Tel. 202-585-5335
Fax 202-585-5317
800-385-9989

Brian J. Morris
Financial Advisor, CFP®
Brian.Morris@ubs.com

www.ubs.com

December 7, 2010

Corporate Secretary
Goldman Sachs Inc.

Re: Shareholder Resolution for the National Center for Public Policy Research

Dear Sir or Madame,

UBS holds 23 shares of Goldman Sachs Inc. (the "Company") common stock beneficially for the National Center for Public Policy Research, the proponent of a shareholder proposal submitted to Goldman Sachs Inc. and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock held by UBS have been beneficially owned by the National Center for Public Policy Research continuously for more than one year prior to the submission of its resolution. These shares were purchased on October 29, 2009 and UBS continues to hold the said stock.

Please contact me if there are any questions regarding this matter.

Sincerely,

Brian J. Morris, CFP®
Financial Advisor

cc: David Almasi, National Center for Public Policy Research

EXHIBIT B

National Legal and Policy Center



"promoting ethics in public life"

fax cover sheet

TO: BEVERLY O'TOOLE
ASST. SECRETARY

FR: PETER FLAHERTY

Pages to follow 4 (not including this page)

MY EMAILS: pflaherty@nlpc.org

*** FISMA & OMB Memorandum M-07-16 ***

107 Park Washington Court • Falls Church, VA 22046
phone 703-237-1970 • fax 703-237-2090

National Legal and Policy Center



"promoting ethics in public life"

Founded 1991

December 7, 2009

Mr. John F. W. Rogers
Secretary of the Board of Directors
The Goldman Sachs Group, Inc.
85 Broad Street
30th Floor
New York, NY 10004

VIA FAX 212-428-9103

Dear Mr. Rogers:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Goldman Sachs ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

National Legal and Policy Center (NLPC) is the beneficial owner of 27 shares of the Company's common stock, which shares have been held continuously for more than a year prior to this date of submission. NLPC intends to hold the shares through the date of the Company's next annual meeting of shareholders. The attached letter contains the record holder's appropriate verification of NLPC's beneficial ownership of the afore-mentioned Company stock.

The Proposal is submitted in order to promote shareholder value by requesting a Global Warming Science Report.

I will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact me at the number below. Copies of correspondence or a request for a "no-action" letter should be forwarded to me at the address below.

Sincerely,

Peter Flaherty
President

Enclosures: Shareholder Resolution: Global Warming Science Report
Letter from Fidelity

107 Park Washington Court • Falls Church, VA • 22046
703-237-1970 • fax 703-237-2090 • www.nlpc.org

Global Warming Science Report

Resolved: The shareholders request that the Board of Directors prepare by October 2010, at reasonable expense and omitting proprietary information, a global warming report. The report may discuss:

1) Specific scientific data and studies relied on to formulate Goldman Sachs' original climate policy in 2005, as well as data and studies relied on since that time.

2) Extent to which Goldman Sachs now believes human activity will significantly alter global climate.

3) Estimate of costs and benefits to Goldman Sachs of its climate policy.

Supporting Statement:

In 2005, Goldman Sachs established its "Environmental Policy Framework," which stated:

> "Goldman Sachs acknowledges the scientific consensus, led by the Intergovernmental Panel on Climate Change (IPPC), that climate change is a reality and that human activities are largely responsible for increasing concentrations of greenhouse gases in the earth's atmosphere."

IPPC, an organization of the United Nations, does not conduct its own scientific research but relies on the research of others, such as the Climatic Research Unit (CRU) of the University of East Anglia.

In late 2008, CRU became embroiled in the "Climategate" controversy, after hacked emails and documents were placed on the internet suggesting that CRU and/or collaborating scientists elsewhere:

1) Sought to exaggerate data supportive of global warming.

2) Sought to suppress data at odds with global warming, including the use of a "trick" to "hide the decline" in temperatures.

3) Sought to exclude scientists skeptical of global warming from peer-reviewed journals, so that their research could be dismissed because it is not peer-reviewed.

4) Exhibited a harsh and political prejudice toward skeptics, contrary to the spirit and ethics of scientific inquiry. CRU director Phil Jones characterized the death of a skeptic as "cheering news."

5) Destroyed original climate data on which some CRU findings were based.

Global warming is cited as a rationale for "cap and trade" legislation. A 2009 Heritage Foundation study estimated that the Waxman-Markey bill would destroy over 1.1 million jobs, hike electricity rates 90 percent, and reduce the U.S. gross domestic product by nearly $10 trillion over the next 25 years. How is this in the interests of Goldman Sachs shareholders?

In 2007, Goldman Sachs and others bought out the energy firm TXU. According to a TXU press release, the transaction resulted in the cancellation of 8 of 11 planned coal-fired power plants "preventing 56 million tons of annual carbon emissions." The buyout was "endorsed by Environmental Defense and Natural Resources Defense Council."

Thus, because of a policy based on unsettled science and pushed by outside pressure groups, millions of consumers will be denied the opportunity to buy more affordable electricity produced from an abundant domestic resource. How is this in our national interest, or in the interests of ordinary Americans?

National Financial Services, LLC
Operations and Services Group

500 Salem Street OS2S, Smithfield, RI 02917



November 17, 2009

Corporate Secretary
Goldman Sachs

Re: Shareholder Resolution of National Legal and Policy Center

To Whom It May Concern:

This letter is in response to a request from Mr. Peter Flaherty, President of the National Legal and Policy Center.

Please be advised that Fidelity Investments has held 27 shares of Goldman Sachs beneficially for the National Legal and Policy Center since June 13, 2008.

Per Mr. Peter Flaherty; the National Legal and Policy Center is a proponent of a shareholder proposal submitted to the company in accordance with rule 14(a)-8 of the Securities and exchange act of 1934.

I hope you find this information helpful. If you have any questions regarding this issue, please contact a Fidelity representative at 800-544-6666 for assistance.

Sincerely,

Joe Riker
Client Service Specialist

Our File: W596172-13NOV09

EXHIBIT C

action fund
management,LLC

12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

BY FAX

October 23, 2007

Mr. John F.W. Rogers
Secretary of the Board of Directors
The Goldman Sachs Group, Inc.
85 Broad Street, 30th Floor
New York, NY 10004

Dear Mr. Rogers:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in The Goldman Sachs Group, Inc. (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Free Enterprise Action Fund (FEAOX) is the beneficial owner of approximately 372 shares of the Company's common stock, 223 shares of which have been held continuously for more than a year prior to this date of submission. The FEAOX intends to hold the shares through the date of the Company's next annual meeting of shareholders. Proof of ownership will be submitted by separate correspondence.

The FEAOX's designated representatives on this matter are Mr. Steven J. Milloy and Dr. Thomas J. Borelli, both of Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854. Action Fund Management, LLC is the investment adviser to the FEAOX. Either Mr. Milloy or Dr. Borelli will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Mr. Milloy at 301-258-2852. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Milloy c/o Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854.

Sincerely,

Steven J. Milloy
Managing Partner
Investment Adviser to the FEAOX, Owner of Goldman Sachs Common Stock

Attachment: Shareholder Proposal: Sustainability Report

Sustainability Report

Resolved: The shareholders request that the Board of Directors prepare by October 2008, at reasonable expense and omitting proprietary information, a Sustainability Report. The report may include:

1. Goldman's operating definition of sustainability;
2. A review of current Goldman policies, practices and projects related to social, environmental and economic sustainability; and
3. A summary of long-term plans to integrate sustainability objectives with Goldman's operations.

Supporting Statement:

Goldman's past actions appear inconsistent with its own Environmental Policy, which states: "We can make a significant positive contribution to... sustainable forestry... through market-based solutions;" and "In pursuing [sustainability] we will not stray from our central business objective of creating long-term value for our shareholders..."

Goldman justified its much-touted 2004 donation of 680,000 acres of forest land in Tierra del Fuego, Chile to an environmental group by stating, "... the best way to maximize the value of the land was to purchase it for conservation." The facts indicate this is not so.

Prior to Goldman's intervention, the Chilean land was the site of a sustainable forestry plan regarded by experts as highly innovative, pro-environment, and unprecedented in both scale and promise. The land owner, U.S.-based Trillium Corporation, had rescued it from clear-cutting and was committed to preserving 70% of the land for conservation while generating revenues of up to $150 million/year in perpetuity by developing the remainder.

The project was nonetheless vigorously opposed by various "deep ecology" activist groups, who oppose even minimal development of natural resources. A 9-year long activist-forced delay and subsequent collapse of Trillium's lender made the lands vulnerable to takeover at a distressed debt auction. Goldman aggressively outbid Trillium for notes secured by the land.

Though Goldman initially represented to Trillium that it would permit the project to continue, Goldman sued Trillium and took the land in settlement. Upon advice from The Nature Conservancy, Goldman then donated the land to the Wildlife Conservation Society for the purpose of creating a nature preserve. Then-Goldman CEO Hank Paulson was chairman of the Nature Conservancy at that time. Paulson's son was a WCS official.

Colgate University researchers subsequently concluded that Goldman's donation to WCS was a less desirable outcome than Trillium's project since it deprived the world of a pioneering and much-needed example of large-scale sustainable development and because it would have considerably helped the depressed local economy. (*Geoforum*, July 2006).

The researchers said the Goldman/WCS nature preserve outcome was at least partially based on a faulty, if not false, rationale – long touted by anti-development opponents of Trillium's project – that ecotourism was a suitable sustainable development option for the land and surrounding communities. The researchers noted that claims about ecotourism as a sustainable development option are often used by environmental groups that are also vying for control of targeted lands.

Goldman shareholders expect that sustainable development projects involving the company will benefit both shareholders and the environment as promised by company policy. Goldman's Tierra del Fuego land transactions failed to accomplish either objective.